UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________
FORM 6-K
___________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 9, 2006

Commission File Number 1-32591
_____________
SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
______________

Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)
______________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

On May 19, 2006, Seaspan Corporation entered into a 10 to 13-year (based on the delivery dates of certain vessels), senior secured, $365 million revolving credit facility with DnB Nor Bank ASA, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers, DNB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Landesbank Hessen-Thuringen, as Documentation Agent and the various lenders party thereto.

The facility is split into two separate tranches. Our obligations under the facility are secured by first-priority mortgages on two 3,500 TEU container vessels, in the case of the first tranche, and up to eight 2,500 TEU container vessels, in the case of the second tranche. Also, the facility is secured by a first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues and any insurance proceeds.

We may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts that have been prepaid, may be reborrowed. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. Beginning six months from the delivery date of the last vessel securing the first tranche of the facility, but no later than March 31, 2008, the total amounts available for borrowing under the first tranche will be reduced semiannually until the maturity date, at which time the facility will terminate. Beginning six months from the delivery date of the last vessel securing the second tranche of the facility, but no later than April 30, 2010, the total amounts available for borrowing under the second tranche will be reduced semiannually until the maturity date, at which time the facility will terminate.

Indebtedness under the revolving credit facility bears interest at a rate equal to LIBOR + 0.850% until approximately July 31, 2013, for the first tranche, and approximately August 31, 2005, for the second tranche, and LIBOR + 0.925% thereafter. We incur a commitment fee on the unused portion of the revolving credit facility at a rate of 0.30% per annum.

We are subject to other customary conditions precedent before we may borrow under the facility, including that no event of default is ongoing and there having occurred no material adverse effect on our ability to perform our payment obligations under the facility. In addition, the credit facility contains various covenants limiting our ability to:

•	Allow liens to be placed on the collateral securing the facility;

•	Enter into mergers with other entities;

•	Conduct material transactions with our affiliates except on an arm’s-length basis;

•	Change the flag, class, or management of our vessels.

     The credit agreement also contains covenants requiring us to maintain:
•	A tangible net worth (as defined in the credit agreement) of $450,000,000;

•	Total borrowings less than 65% of total assets (each as defined in the credit agreement);

•	Cash on hand of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	A net interest coverage ratio (as defined in the credit agreement) of 2.50 to 1.00; and

•	An interest and principal coverage ratio (as defined in the credit agreement) of 1.1 to 1.0.

The credit agreement contains customary definitions of events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness, bankruptcy, and change of control.

The description of the credit facility is qualified in its entirety by reference to the agreement itself, which is incorporated by reference herein and included as Exhibit 1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

	By:	/s/ Kevin M. Kennedy___________________

Date: June 9, 2006		Kevin M. Kennedy
Chief Financial Officer

EXHIBIT 1

CREDIT FACILITY AGREEMENT PROVIDING FOR A
SENIOR SECURED REDUCING REVOLVING CREDIT FACILITY
OF UP TO $365,000,000

TO BE MADE AVAILABLE TO

SEASPAN CORPORATION, as Borrower

BY

DNB NOR BANK ASA, CREDIT SUISSE AND FORTIS CAPITAL CORP.,
as Mandated Lead Arrangers

DNB NOR BANK ASA, as Sole Bookrunner,
Administrative Agent and Security Agent,

LANDESBANK HESSEN-THÜRINGEN,
as Documentation Agent

AND

THE BANKS AND FINANCIAL INSTITUTIONS
IDENTIFIED ON SCHEDULE 1 THERETO, as Lenders

dated as of May 19, 2006

		TABLE OF CONTENTS

1.	DEFINITIONS		1
	1.1	Specific Definitions	1
	1.2	Computations of Time Periods; Other Definitional Provisions	18
	1.3	Accounting Terms	18
	1.4	Certain Matter Regarding Materiality	19
	1.5	Forms of Documents	19
2.	REPRESENTATIONS AND WARRANTIES		19
	2.1	Representations and Warranties	19
3.	AMOUNT AND TERMS OF THE FACILITY		24
	3.1	Purposes	24
	3.2	Advances	24
	3.3	Drawdown Notice	24
	3.4	Effect of Drawdown Notice	25
4.	CONDITIONS		25
	4.1	Conditions Precedent to the Obligations of the Lenders under this Agreement	25
	4.2	Conditions Precedent to Pre-Delivery Finance Cost Advances	26
	4.3	Conditions Precedent to the Pre-Delivery Construction Advances	27
	4.4	Conditions Precedent to the Post-Delivery Advances	28
	4.5	Further Conditions Precedent	30
	4.6	Conditions Subsequent to Post-Delivery Advances	31
	4.7	Breakfunding Indemnity	31
	4.8	Satisfaction after Drawdown	31
5.	REPAYMENT AND PREPAYMENT		32
	5.1	Reductions of the Facility	32
	5.2	Repayment	32
	5.3	Voluntary Prepayment; Re-borrowing	32
	5.4	Optional Cancellation/Permanent Reduction of Facility	33
	5.5	Mandatory Reduction: Sale, Loss or Non-delivery	33
	5.6	Mandatory Prepayment: Illegality	34

	5.7	[INTENTIONALLY OMITTED]	34
	5.8	Mandatory Prepayment: Change of Control of any Time Charterer	34
	5.9	Mandatory prepayment: Termination, Charter Breach or Expiration of Charter	35
	5.1	Interest and Costs with Prepayments/Application of Prepayments	35
6.	INTEREST AND RATE		36
	6.1	Applicable Rate	36
	6.2	Default Rate	36
	6.3	Interest Periods	36
	6.4	Interest Payments	36
7.	PAYMENTS		37
	7.1	Place of Payments; No Set Off	37
	7.2	Tax Credits	37
	7.3	Lender Assignment	37
	7.4	Sharing of Setoffs	37
	7.5	Computations; Banking Day	38
8.	EVENTS OF DEFAULT		38
	8.1	Events of Default	38
	8.2	Indemnification	43
	8.3	Application of Monies	43
9.	COVENANTS		43
	9.1	Affirmative Covenants	43
	9.2	Negative Covenants	48
	9.3	Financial Covenants	50
	9.4	Additional Covenants Relating to Management and Chartering of the Collateral Vessels	54
10.	RETENTION ACCOUNT		56
	10.1	Maintenance of Retention Account	56
	10.2	Transfers to Retention Account	56
	10.3	Application of Retention Account	57
	10.4	Restriction on Withdrawal	57
11.	ASSIGNMENT.		57
12.	INCREASED COST, NON‑AVAILABILITY, ETC.		58

12.1.		Increased Costs	58
	12.1	Nonavailability of Funds	59
	12.2	Administrative Agent's Certificate Conclusive	59
	12.3	Compensation for Losses	59
13.	CURRENCY INDEMNITIES		59
	13.1	Currency Conversion	59
	13.2	Change in Exchange Rate	60
	13.3	Additional Debt Due	60
	13.4	Rate of Exchange	60
14.	FEES AND EXPENSES		60
	14.1	Fee Letter	60
	14.2	Commitment Fee	60
	14.3	Expenses	60
15.	APPLICABLE LAW, JURISDICTION, AND WAIVER		61
	15.1	Applicable Law	61
	15.2	Jurisdiction	61
	15.3	WAIVER OF JURY TRIAL	61
16.	THE ADMINISTRATIVE AGENT		62
	16.1	Appointment of Administrative Agent	62
	16.2	Security Agent as Agent	62
	16.3	Distribution of Payments	62
	16.4	Holder of Interest in Note	62
	16.5	No Duty to Examine, Etc	62
	16.6	Administrative Agent as Lender	62
	16.7	Acts of the Administrative Agent	63
	16.8	Certain Amendments	63
	16.9	Assumption re: Events of Default	64
	16.10	Limitation of Liability	64
	16.11	Indemnification of the Administrative Agent	64
	16.12	Consultation with Counsel	65
	16.13	Resignation	65
	16.14	Representations of Lender	65

	16.15	Notification of Event of Default	65
	16.16	No Agency or Trusteeship if DnB NOR only Lender	65
17.	NOTICES AND DEMANDS		66
	17.1	Notices	66
18.	MISCELLANEOUS		66
	18.1	Time of Essence	66
	18.2	Unenforceable, etc., Provisions-Effect	66
	18.3	References	67
	18.4	Further Assurances	67
	18.5	Inconsistency	67
	18.6	Prior Agreements, Merger	67
	18.7	Entire Agreement; Amendments; Counterparts	67
	18.8	Indemnification	67
	18.9	Headings	68
	18.10	WAIVER OF IMMUNITY	68
	18.11	USA Patriot Act Notice; OFAC and Bank Secrecy Act	68

SCHEDULES
1	The Lenders and the Initial Commitments
2	Commitment Reduction Schedule
3	Approved Ship Brokers
4	Delivered Vessels

EXHIBITS
A	Form of Note
B-1	Form of Statutory Mortgage
B-2	Form of Deed of Covenants
C	Form of Assignment of Earnings
D	Form of Assignment of Insurances
E	Form of Tranche B Time Charter Guarantee Assignment
F	Form of Manager’s Undertaking
G	Form of Assignment of Shipbuilding Contracts
H	Form of Assignment and Assumption Agreement
I	Form of Compliance Certificate
J	Form of Drawdown Notice
K	Form of Interest Notice

SENIOR SECURED REDUCING REVOLVING CREDIT FACILITY AGREEMENT

THIS SENIOR SECURED REDUCING REVOLVING CREDIT FACILITY AGREEMENT (this "Agreement") is made as of the 19th day of May, 2006, made by and among (i) SEASPAN CORPORATION, a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Borrower”), (ii) DNB NOR BANK ASA, acting through its New York Branch (“DnB NOR”) as sole bookrunner (in such capacity, the “Sole Bookrunner”), administrative agent (in such capacity, the “Administrative Agent”) and security agent (in such capacity, the “Security Agent”), (iii) DNB NOR, CREDIT SUISSE (“Credit Suisse”) and FORTIS CAPITAL CORP. (“Fortis Capital”) as mandated lead arrangers (in such capacity, the “Mandated Lead Arrangers”), (iv) LANDESBANK HESSEN-THÜRINGEN as documentation agent (in such capacity, the “Documentation Agent”) and (v) THE BANKS AND FINANCIAL INSTITUTIONS LISTED ON SCHEDULE 1 HERETO, as lenders (together with any bank or financial institution which becomes a Lender pursuant to Section 11 of this Agreement, the "Lenders").

WITNESSETH THAT:

WHEREAS, the Borrower desires to partly finance the construction and acquisition costs of (a) two approximately 3,500 TEU container vessels, which vessels will each operate on a 12-year time charter to Cosco Container Lines Co., Ltd., and (b) up to eight approximately 2,500 TEU container vessels, which vessels will each operate on a 12-year time charter to China Shipping Container Lines (Asia) Co., Ltd.; and

WHEREAS, at the request of the Borrower, DnB NOR has agreed to serve as Sole Bookrunner, Administrative Agent and Security Agent under this Agreement, DnB NOR, Credit Suisse and Fortis Capital have agreed to act as Mandated Lead Arrangers, Landesbank Hessen-Thüringen has agreed to act as Documentation Agent and the Lenders have agreed to provide to the Borrower a senior secured reducing revolving credit facility in the amount of up to Three Hundred Sixty Five Million Dollars ($365,000,000) on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as set forth below:

1.	DEFINITIONS.

1.1  Specific Definitions. In this Agreement, including the words and expressions specified below shall, except where the context otherwise requires, have the meanings attributed to them below:

“Acceptable Accounting Firm”	means KPMG LLP or such internationally recognized accounting firm as shall be approved by the Administrative Agent;

“Administrative Agent”	has the meaning ascribed thereto in the preamble;

“Advance(s)”	means each of the Pre-Delivery Advances and the Post-Delivery Advances;

“Affiliate”
means with respect to any Person, any other Person directly or indirectly controlled by or under common control with such Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as applied to any Person means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of that Person whether through ownership of voting securities or by contract or otherwise;

“Agreement”	means this Senior Secured Reducing Revolving Credit Facility Agreement, as the same shall be amended, modified or supplemented from time to time;

“Applicable Rate”	means any rate of interest applicable to a Tranche from time to time pursuant to Section 6.1;

“Assignment and Assumption Agreement(s)”	means the Assignment and Assumption Agreement(s) executed pursuant to Section 11 substantially in the form set out in Exhibit H;

“Assignment Notices”	means notices by the Borrower to be given pursuant to the respective Assignments;

“Assignment(s) of Earnings”
means the first priority assignments in respect of any long term charters and/or monies payable under any charter or contract to employ the Collateral Vessels (including but not limited to the Time Charters) and the earnings of the Collateral Vessels from any and all sources, including the Time Charters, to be executed by the Borrower in favor of the Security Agent, substantially in the form set out in Exhibit C;

“Assignment(s) of Insurances”
means the first priority assignments in respect of the insurances over the Collateral Vessels, to be executed by the Borrower in favor of the Security Agent, substantially in the form set out in Exhibit D;

“Assignment(s) of Shipbuilding Contracts”
means the first priority assignments in respect of the Shipbuilding Contracts and the Refund Guarantees, to be executed by the Borrower in favor of the Security Agent, substantially in the form set out in Exhibit G;

“Assignments”	means the Assignments of Earnings, the Assignments of Insurances, the Assignments of Shipbuilding Contracts and the Tranche B Time Charters Guarantee Assignments;

“Available Amount”	means the maximum aggregate amount of each Tranche available on any given date as such may be reduced or reborrowed from time to time pursuant to Section 5;

“Banking Day(s)”	means days on which banks are open for the transaction of business of the nature required by this Agreement in New York, New York, Hong Kong, Vancouver, Canada, Hamburg, Germany, and London, England;

“Breakfunding Cost”
means the amount certified by a Lender (which certificate shall contain a calculation in reasonable detail) to be equal to the excess, if any, of the present value of the positive amount of (a) the amount of interest (exclusive of the Margin) which would otherwise have accrued pursuant to this Agreement on the principal amount prepaid for the period beginning on the date of the prepayment and ending on the last day of the then current Interest Period over (b) the interest component of the amount which such Lender would, on the second Banking Day prior to the date of the prepayment in question, have bid in the London Interbank market for deposits in Dollars from leading banks of an amount comparable to the principal amount prepaid for the period beginning on the date of prepayment and maturing on the expiry of the then current Interest Period; for these purposes, the present value of any amount shall be calculated by the Lender applying the bid rate in (b) above;

“Borrower”	has the meaning ascribed thereto in the preamble;

“Cash and Cash Equivalents”	shall have the meaning ascribed thereto in Section 9.3;

“Change of Control”
means the acquisition, directly or indirectly, by any person or group other than the Seaspan Group of beneficial ownership of more than 50% of the aggregate outstanding voting power of the equity interests of the Borrower;

“Charter Breach”
means (i) any failure by a Time Charterer to make payments of hire under a Time Charter for a period of three (3) months or (ii) any other breach by a Time Charterer which would give the Borrower the right to terminate the applicable Time Charter;

“Classification Society”
means a member of the International Association of Classification Societies with whom any of the Collateral Vessels is entered and who conducted periodic physical surveys and/or inspections of any of the Collateral Vessels;

“Code”	means the Internal Revenue Code of 1986, as amended, and any successor statute and regulations promulgated thereunder;

“Collateral Vessel(s)”	means each of the Tranche A Collateral Vessels and the Tranche B Collateral Vessels;

“Commitment(s)”
means, with respect to any Lender, the portion of the Facility set out opposite its name on Schedule 1 or, as the case may be, pursuant to any assignment made pursuant to Section 11, which portion may be reduced in accordance with the terms of this Agreement;

“Compliance Certificate”
means a certificate certifying the compliance by the Borrower with all of the covenants contained herein and showing the calculations thereof in reasonable detail, executed and delivered by the chief financial officer of the Borrower to the Administrative Agent from time to time pursuant to Section 9.1(e) in the form set out in Exhibit I or in such other form as the Administrative Agent may agree;

“Consents and Agreements”	means the Consents and Agreements to be obtained in connection with the Assignments of Shipbuilding Contracts;

“Construction Period”
with respect to the relevant Collateral Vessel means the period from the date hereof up to and including one Banking Day prior to the date on which such Collateral Vessel is delivered to the Borrower under the relevant Shipbuilding Contract;

“COSCO Holdings”	means China COSCO Holdings Company Limited, a company organized and existing under the laws of China;

“Credit Suisse”	has the meaning ascribed thereto in the preamble;

“Creditors”	means, collectively, the Lenders, the Mandated Lead Arrangers, the Administrative Agent, the Security Agent and any Swap Bank;

“CSCL”	China Shipping Container Lines Co., Ltd., a company organized and existing under the laws of China;

“CSCL (Hong Kong)”	China Shipping Container Lines (Hong Kong) Co., Ltd., a company organized and existing under the laws of Hong Kong;

“Deed(s) of Covenants”	means the deed of covenants entered into by the Borrower and the Security Agent, collateral to the Statutory Mortgage for each Collateral Vessel, substantially set out in the form of Exhibit B-2;

“Default Rate”	has the meaning ascribed thereto in Section 6.2;

“Delivery Date(s)”	means, with respect to each Collateral Vessel, the date on which such Collateral Vessel is delivered to the Borrower;

“DOC”	means a document of compliance issued to an Operator in accordance with Rule 13 of the ISM Code;

“Documentation Agent”	has the meaning ascribed thereto in the preamble;

“Dollars” and the sign “$”
means the legal currency, at any relevant time hereunder, of the United States of America and, in relation to all payments hereunder, in same day funds settled through the New York Clearing House Interbank Payments System (or such other Dollar funds as may be determined by the Administrative Agent to be customary for the settlement in New York City of banking transactions of the type herein involved);

“Drawdown Date(s)”	means, with respect to any Advance, the date, being a Banking Day, upon which the Borrower has requested that such Advance be made available to the Borrower as provided in Section 3;

“Drawdown Notice”	has the meaning ascribed thereto in Section 3.3;

“Earnings”
means, in respect of a Collateral Vessel, all present and future monies and claims which are earned by or become payable to or for the account of the Borrower in connection with the operation or ownership of that Collateral Vessel and including but not limited to (a) freights, passage and hire monies (howsoever earned), (b) remuneration for salvage and towage services, (c) demurrage and detention monies, (d) all monies and claims in respect of the requisition for hire of that Collateral Vessel (e) payments received in respect of any off-hire insurance; and (f) payments received pursuant to any Tranche B Time Charter Guarantee relating to the relevant Collateral Vessel;

“EBITDA”	shall have the meaning ascribed thereto in Section 9.3;

“Environmental Approvals”	has the meaning ascribed thereto in Section 2.1(r);

“Environmental Claim”	has the meaning ascribed thereto in Section 2.1(r);

“Environmental Laws”	has the meaning ascribed thereto in Section 2.1(r);

“ERISA”	means the Employment Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate”	means a trade or business (whether or not incorporated) which is under common control with the Borrower within the meaning of Sections 414(b), (c), (m) or (o) of the Code;

“Event(s) of Default”	means any of the events set out in Section 8.1;

“Facility”
means the reducing revolving credit facility, in an amount not to exceed Three Hundred Sixty Five Million Dollars ($365,000,000), to be made available by the Lenders to the Borrower in two Tranches, pursuant to Section 3, or the balance thereof from time to time outstanding;

“Facility Documents”	means this Agreement, the Note, any Hedge Agreement, the Security Documents, the Assignment Notices and the Consents and Agreement;
“Fair Market Value”
means, with respect to a Collateral Vessel or Substitute Vessel, as the case may be, the average of two charter-free appraisals on an “as is”, “willing seller, willing buyer”, charter-free basis of such Collateral Vessel or Substitute Vessel, as the case may be, from ship brokers listed in Schedule 3 or such other independent ship brokers selected by the Administrative Agent, no such appraisal to be dated more than thirty (30) days prior to the date on which such appraisal is required pursuant to this Agreement;

“Fee Letter”	means the letter of March 28, 2006 and entered into by and between the Borrower and DnB NOR in respect of the fees referred to therein;

“Final Payment Date”
means with respect to Tranche A, the Tranche A Final Payment Date and with respect to Tranche B, the Tranche B Final Payment Date, as the case may be; provided that if such date is not a Banking Day, then the Final Payment Date shall be the immediately preceding Banking Day;

“Fortis Capital”	has the meaning ascribed thereto in the preamble;

“GAAP”	has the meaning ascribed thereto in Section 1.3;

“Guangdong”	Guangdong Machinery Imp. & Exp. Co. Ltd., a company organized and existing under the laws of China;

“Hedge Agreements”
means any interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other hedging agreements entered or to be entered into between the Borrower with a Swap Bank with respect to Advances drawn under this Agreement;

“Indebtedness”
means any indebtedness for or in respect of (a) monies borrowed, (b) any acceptance credit, (c) any bond, note, debenture, loan stock or other similar instrument, (d) any redeemable preference share, (e) any agreement treated as a finance or capital lease in accordance with GAAP, (f) receivables sold or discounted (otherwise than on a non-recourse basis), (g) the acquisition cost of any asset to the extent payable after its acquisition or possession by the party liable where the deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset, (h) any derivative transaction protecting against or benefiting from fluctuations in any rate or price (and, except for non-payment of an amount, the then mark to market value of the derivative transaction will be used to calculate its amount), (i) any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing, (j) any counter-indemnity obligation in respect of any guarantee, indemnity, bond, letter of credit or any other instrument issued by a bank or financial institution, or (k) any guarantee, indemnity or similar assurance against financial loss of any person;

“Indemnitee”	shall have the meaning ascribed thereto in Section 18.8;

“Insurances”	has the meaning ascribed thereto in the relevant Deed of Covenants;

“Interest and Principal Coverage Ratio”	shall have the meaning ascribed thereto in Section 9.3;

“Interest and Principal Expense”	shall have the meaning ascribed thereto in Section 9.3;

“Interest Expense”	shall have the meaning ascribed thereto in Section 9.3;

“Interest Notice”	means a notice from the Borrower to the Administrative Agent specifying the duration of any relevant Interest Period, each substantially in the form of Exhibit K;

“Interest Period”	means periods of one (1), two (2), three (3) or six (6) months as selected by the Borrower;

“ISM Code”
means the International Management Code for the Safe Operation of Ships and for Pollution Prevention constituted pursuant to Resolution A. 741(18) of the International Maritime Organization and incorporated into the Safety of Life at Sea Convention and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

“ISPS Code”
means the International Ship and Port Facility Security Code adopted by the International Maritime Organization at a conference in December 2002 and amending the Safety of Life at Sea Convention and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

“ISSC”	means the International Ship Security Certificate issued pursuant to the ISPS Code;

“Lender(s)”	has the meaning ascribed thereto in the preamble;

“LIBOR”
means the rate per annum for deposits of Dollars for a period equivalent to the relevant Interest Period at or about 11:00 a.m. (London time) on the second London Banking Day before the first day of such period as displayed on Telerate page 3750 (British Bankers’ Association Interest Settlement Rates) (or such other page as may replace such page 3750 on such system or on any other system of the information vendor for the time being designated by the British Bankers’ Association to calculate the BBA Interest Settlement Rate (as defined in the British Bankers’ Association’s Recommended Terms and Conditions (“BBAIRS” terms) dated August 1985)), provided that if prior to 11:00 am (London Time) on such date no such rate is so displayed for the relevant Interest Period, LIBOR for such period shall be the arithmetic mean (rounded upward to four decimal places) of the rates respectively quoted to the Administrative Agent by the Reference Banks at the request of the Administrative Agent as the offered rate for deposits of Dollars in an amount approximately equal to the amount in relation to which LIBOR is to be determined for a period equivalent to the relevant Interest Period to prime banks in the London Interbank Market at or about 11:00 a.m. (London time) on the second Banking Day before the first day of such period;

“Majority Lenders”	means, at any time, Lenders whose combined Commitments exceed fifty percent (50%) of the total Commitments;

“Management Agreement”	means the management agreement dated August 8, 2005 between the Borrower and the Manager;

“Manager”
means Seaspan Management Services Limited of Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda or such other professional manager or managers as may be approved by the Administrative Agent (acting in accordance with the instructions of the Majority Lenders) from time to time;

“Manager’s Undertaking(s)”
means a letter(s) of undertaking to be issued by the Manager to the Security Agent confirming, inter alia, it shall not make a claim to security ranking ahead of the Creditors’ security in respect of any Collateral Vessel, substantially set out in the form of Exhibit F;

"Mandated Lead Arranger(s)"	has the meaning ascribed thereto in the preamble;

“Margin”	means the Tranche A Margin or the Tranche B Margin, as applicable;

“Marketable Securities”	shall have the meaning ascribed thereto in Section 9.3;

“Material Adverse Effect”	shall mean a material adverse effect on (i) the ability of the Borrower to perform all of its payment obligations under this Agreement or (ii) the validity or enforceability of this Agreement;

“Materials of Environmental Concern”	shall have the meaning ascribed thereto in Section 2.1(r);

“Measurement Period”	shall have the meaning ascribed thereto in Section 9.3;

“Mortgage(s)”	means, collectively, each Statutory Mortgage and related Deed of Covenants in respect of each Collateral Vessel, substantially in the form of Exhibit B-1 hereto;

“MTSA”	shall mean the Maritime & Transportation Security Act, 2002, as amended, inter alia, by Public Law 107-295;
“Multiemployer Plan”
means, at any time, a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA to which the Borrower or any ERISA Affiliate is making or accruing an obligation to make contributions or has within any of the three preceding plan years made or accrued an obligation to make contributions;

“Multiple Employer Plan”
means, at any time, an employee benefit plan, other than a Multiemployer Plan, subject to Title IV or ERISA, to which the Borrower or any ERISA Affiliates, and one or more employers other than the Borrower or an ERISA Affiliates, are making or accruing an obligation to make contributions or, in the event that any such plan has been terminated, to which the Borrower or any ERISA Affiliates made or accrued an obligation to make contributions during any of the five plan years preceding the date of termination of such plan;

“Net Interest Coverage Ratio”	shall have the meaning ascribed thereto in Section 9.3;

“Net Interest Expense”	shall have the meaning ascribed thereto in Section 9.3;

“Note”
means the promissory note to be executed by the Borrower to the order of the Administrative Agent pursuant to Section 4.1(b), to evidence the Facility and the Advances made thereunder, substantially in the form set out in Exhibit A;

“Operator(s)”
means, with respect to a Collateral Vessel, the Borrower, Manager or, subject to the approval of the Majority Lenders, such Person(s) with whom the Borrower has contracted to be concerned with the operation of a Collateral Vessel and falls within the definition of “Company” set out in rule 1.1.2 of the ISM Code;

“Party”	means a party to this Agreement or any Facility Document;

“Permitted Liens”	has the meaning ascribed thereto in the relevant Deed of Covenants;

“Person”
means any individual, sole proprietorship, corporation, partnership (general or limited), limited liability company, business trust, bank, trust company, joint venture, association, joint stock company, trust or other unincorporated organization, whether or not a legal entity, or any government or agency or political subdivision thereof;

“Plan”	means any employee benefit plan (other than a Multiemployer Plan or a Multiple Employer Plan) covered by Title IV of ERISA;

“Post-Delivery Advance(s)”	means the Tranche A Post-Delivery Advances and/or the Tranche B Post-Delivery Advances, as the case may be;

“Post-Delivery Advances Availability Period”
means with respect to each Collateral Vessel, the time period from such Collateral Vessel’s Delivery Date up to and including the Banking Day immediately prior to the relevant Final Payment Date of the Tranche relating to such Collateral Vessel;

“Pre-Delivery Advance(s)”	means any Pre-Delivery Construction Advances and/or Pre-Delivery Finance Cost Advances, as the case may be;

“Pre-Delivery Advances Availability Period”
means with respect to (a) each Tranche A Collateral Vessel, the time period from the date hereof to the earlier of (i) the delivery of the second Tranche A Collateral Vessel and (ii) March 5, 2008 and (b) each Tranche B Collateral Vessel, the time period from the date hereof to the earlier of (i) the delivery of the eighth Tranche B Collateral Vessel and (ii) March 31, 2010;

“Pre-Delivery Construction Advance(s)”	means any Tranche A Pre-Delivery Construction Advances and Tranche B Pre-Delivery Construction Advances;

“Pre-Delivery Finance Cost Advance(s)”	means any Tranche A Pre-Delivery Finance Cost Advances and Tranche B Pre-Delivery Finance Cost Advances;

“Reduction Date(s)”	means a Tranche A Reduction Date or a Tranche B Reduction Date, as the case may be;

“Reference Banks”
shall mean DnB NOR, Credit Suisse and Fortis Capital and any other bank or financial institution appointed as such by the Administrative Agent (acting on the instructions of the Majority Lenders) under this Agreement;

“Refund Guarantee(s)”	means each of the Tranche A Refund Guarantee(s) and the Tranche B Refund Guarantee(s);

“Refund Guarantor(s)”	means each Tranche A Refund Guarantor(s) and Tranche B Refund Guarantor(s);

“Regulation T”	means Regulation T of the Board of Governors of the Federal Reserve System, as in effect from time to time;

“Regulation U”	means Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time;

“Regulation X”	means Regulation X of the Board of Governors of the Federal Reserve System, as in effect from time to time;

“Related Contracts”
means any or all of the following (as the context requires): (a) the Insurances and all benefits under the contracts, policies and entries under such Insurances and all claims in respect of them and the return of premiums; (b) the Time Charters; and (c) the Tranche B Time Charter Guarantees;

“Repayment Ratio”
means a fraction computed at any particular time, the numerator of which is one (1) and the denominator is the total number of Collateral Vessels for which amounts have been advanced or may be advanced under such relevant Tranche;

“Retention Account”	means the bank account to be opened by the Borrower with the Administrative Agent at its New York branch and designated "Seaspan Corporation - Retention Account";

“SAFE”	shall have the meaning ascribed thereto in Section 4.3(c);

“Seaspan Group”
means (a) any of Kyle Washington, Kevin Washington, Gerry Wang, Graham Porter, Dennis Washington or any of their estate, spouse, and/or descendants; (b) any trust for the benefit of the persons listed in (a) above; or (c) an Affiliate of any of the persons listed in (a) or (b) above;

“Security Agent”	has the meaning ascribed thereto in the preamble;

“Security Assets”
means any asset which is the subject of a Security Interest created by a Security Document, any interest or profit in respect of an investment of the monies received in connection with a Security Document;

“Security Document(s)”
means the Mortgages, the Assignments, the Manager’s Undertakings and any other documents that may be executed as security for the obligations of the Borrower under the Facility Agreement, the Note or any Hedge Agreement;

“Security Interest”	means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having a similar effect;

“Shipbuilding Contract(s)”	means the Tranche A Shipbuilding Contracts and the Tranche B Shipbuilding Contracts;

“Shipyard(s)”	means each of the Tranche A Shipyard and the Tranche B Shipyard;

“SMC”	means a safety management certificate issued in respect of the Collateral Vessels in accordance with Rule 13 of the ISM Code;

“Statutory Mortgage(s)”	means the first priority Hong Kong statutory ship mortgage to be given by the Borrower in favor of the Security Agent with respect to each Collateral Vessel, in the form set out in Exhibit B-1;

“Subsidiary(ies)”
means, with respect to any Person, any business entity of which more than 50% of the outstanding voting stock or other equity interest is owned directly or indirectly by such Person and/or one or more other Subsidiaries of such Person;

“Substitute Vessel”	means, a vessel of similar size, age, type and Fair Market Value as the Collateral Vessel for which it is to be the substitute, acceptable to the Majority Lenders;

“Swap Bank”	means any Lender who has entered into a Hedge Agreement with the Borrower;

“Tangible Net Worth”	shall have the meaning ascribed thereto in Section 9.3;

“Taxes”
means any tax, levy, impost, duty or other charge or withholding of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

“Time Charterer”	means the Tranche A Time Charterer and/or the Tranche B Time Charterer, as the context requires;

“Time Charters”	means the Tranche A Time Charters and/or the Tranche B Time Charters, as the context requires;

“Total Assets”	shall have the meaning ascribed thereto in Section 9.3;

“Total Borrowings”	shall have the meaning ascribed thereto in Section 9.3;

“Total Loss”	has the meaning ascribed thereto in the relevant Deed of Covenants;

“Tranche(s)”	means each of Tranche A and Tranche B;

“Tranche A”	means that portion of the Facility equal to the lesser of (a) Eighty Two Million Dollars ($82,000,000) and (b) eighty percent (80%) of the aggregate Tranche A Collateral Vessels Delivered Costs;

“Tranche A Collateral Vessels”
means the two approximately 3,500 TEU container vessels constructed by the Tranche A Shipyard designated as Builder’s Hull Nos. 125 and 126, respectively, and delivered to the Borrower on the relevant Delivery Date;

“Tranche A Collateral Vessels Delivered Cost”
means, with respect to each Tranche A Collateral Vessel, the sum of (i) $36,650,000 and €6,250,000 (representing the purchase price of such Collateral Vessel under the relevant Shipbuilding Contract as adjusted in accordance therewith), (ii) the amounts paid for the acquisition of the Collateral Vessel, including as reimbursement for payments previously made pursuant to the relevant Shipbuilding Contracts to Conti 51. Container Schiffahrts-GMBH & Co. KG Nr. 1 and Conti 52. Container Schiffahrts-GMBH & Co. KG Nr. 1, respectively, (iii) the costs of all owner furnished equipment, including lashings, lubricants and consumable stores, (iv) interest, accrued during construction, (v) financing, accounting and legal costs accrued during construction (other than interest but including fees referred to in Section 14 of this Agreement), (vi) changes and extras and (vii) the aggregate of all shipyard supervisory costs incurred by the Borrower with respect to such Collateral Vessel prior to the delivery thereof, as certified by the Chief Financial Officer of the Borrower;

“Tranche A Final Payment Date”
means the date which is the earlier of (a) the tenth anniversary of the Delivery Date of the last delivered Tranche A Collateral Vessel and (b) July 31, 2017; provided that if such date is not a Banking Day, then the Tranche A Final Payment Date shall be the immediately preceding Banking Day;

“Tranche A Margin”
means with respect to advances drawn under Tranche A, during the period from the date of this Credit Agreement up to earlier of (a) the sixth (6th) anniversary of the Delivery Date of the second Tranche A Collateral Vessel and (b) July 31, 2013, 0.850% per annum and thereafter 0.925% per annum;

“Tranche A Post-Delivery Advance(s)”	means each Advance of Tranche A made by the Lenders to the Borrower on or after the Delivery Date of a Tranche A Collateral Vessel;

“Tranche A Pre-Delivery Construction Advance(s)”
means any Advance of Tranche A made by the Lenders to the Borrower with respect to any construction installment under the relevant Shipbuilding Contract relating to a Tranche A Collateral Vessel and any expenses or payments associated with the items listed in paragraphs (ii), (iii), (iv) and (vi) of the definition of Tranche A Collateral Vessels Delivered Cost during the relevant Construction Period;

“Tranche A Pre-Delivery Finance Cost Advance(s)”
means an Advance of up to $500,000 per Tranche A Collateral Vessel of Tranche A made by the Lenders to the Borrower solely for the purpose of covering expenses or payments associated with the items listed in paragraphs (iv), (v) and (vii) of the definition of Tranche A Collateral Vessels Delivered Cost during the relevant Construction Period), and other costs for such Collateral Vessel not covered by the relevant Refund Guarantee;

“Tranche A Reduction Date(s)”
means each of (i) the earlier of (a) the date that is six (6) months from the Delivery Date of the last delivered Tranche A Collateral Vessel and (b) March 31, 2008, and (ii) the last day of each six (6) month period thereafter up to and including the Tranche A Final Payment Date; provided that if any such date is not a Banking Day, then such Tranche A Reduction Date shall be the immediately preceding Banking Day;

“Tranche A Refund Guarantee(s)”
means those certain SAFE registered refund guarantees from the Tranche A Refund Guarantors, in respect of the construction of the Tranche A Collateral Vessels, which may be issued in favor of or novated to the Borrower;

“Tranche A Refund Guarantor(s)”
means the Agricultural Bank of China, Ningbo Branch and Bank of China, Ningbo Branch or those certain banks or other financial institutions, acceptable to each of the Lenders, responsible for issuing Tranche A Refund Guarantees;

“Tranche A Shipbuilding Contracts”
means those certain shipbuilding contracts entered into between each of Conti 51. Container Schiffahrts-GMBH & Co. KG Nr. 1 and Conti 52. Container Schiffahrts-GMBH & Co. KG Nr. 1, as purchaser and Zheijiang Shipbuilding Co. Ltd, as seller, with respect to each of the Tranche A Collateral Vessels which may be assigned to and assumed by, or novated to, the Borrower;

“Tranche A Shipyard”	means Zhejiang Shipbuilding Co. Ltd.;

“Tranche A Time Charterer”	means Cosco Container Lines Co., Ltd., a company organized and existing under the laws of China;

“Tranche A Time Charters”
means those certain long-term time charters each dated February 9, 2006 entered into between the Borrower, as owner and the Tranche A Time Charterer, as charterer each with respect to a Tranche A Collateral Vessel;

“Tranche B”
means that portion of the Facility equal to the lesser of (a) Two Hundred Eighty Three Million Dollars ($283,000,000) and (b) eighty percent (80%) of the aggregate Tranche B Collateral Vessels Delivered Costs;

“Tranche B Collateral Vessels”
means the up to eight approximately 2,500 TEU container vessels constructed by the Tranche B Shipyard designated as Builder’s Hull Nos. YZJ 2005-696C, YZJ 2006-716C, YZJ 2006-717C, and YZJ 2006-718C (for those Tranche B Collateral Vessels whose contracts have been confirmed), and Builder’s Hull Nos. YZJ 2006-719C, YZJ 2006-720C, YZJ 2006-721C, and YZJ 2006-722C (for those Tranche B Collateral Vessels for which the Borrower has an option to purchase), and delivered to the Borrower on the relevant Delivery Date;

“Tranche B Collateral Vessels Delivered Cost”
means, with respect to each Tranche B Collateral Vessel, the sum of (i) $41,250,000 (representing the purchase price of such Collateral Vessel under the relevant Shipbuilding Contract as adjusted in accordance therewith), (ii) the costs of all owner furnished equipment, including lashings, lubricants and consumable stores, (iii) interest, accrued during construction, (iv) financing, accounting and legal costs (other than interest to it including the fees referred to in Section 14), (v) changes and extras and (vi) the aggregate of all shipyard supervisory costs incurred by the Borrower with respect to such Collateral Vessel prior to the delivery thereof, as certified by the Chief Financial Officer of the Borrower;

“Tranche B Final Payment Date”
means the date which is the earlier of (a) the tenth anniversary of the Delivery Date of the last delivered Tranche B Collateral Vessel and (b) August 31, 2019; provided that if such date is not a Banking Day, then the Tranche B Final Payment Date shall be the immediately preceding Banking Day;

“Tranche B Margin”
means with respect to advances drawn under Tranche B, during the period from the date of this Credit Agreement up to earlier of (a) the sixth (6th) anniversary of the Delivery Date of the last Tranche B Collateral Vessel delivered and (b) August 31, 2015, 0.850% per annum and thereafter 0.925% per annum;

“Tranche B Post-Delivery Advance(s)”	means each Advance of Tranche B made by the Lenders to the Borrower on or after the Delivery Date of a Tranche B Collateral Vessel;

“Tranche B Pre-Delivery Construction Advance(s)”
means any Advance of Tranche B made by the Lenders to the Borrower with respect to any construction installment under the relevant Shipbuilding Contract relating to a Tranche B Collateral Vessel and any expenses or payments associated with the items listed in paragraphs (ii), (iii) and (v) of the definition of Tranche B Collateral Vessels Delivered Cost during the relevant Construction Period;

“Tranche B Pre-Delivery Finance Cost Advance(s)”
means an Advance of up to $500,000 per Tranche B Collateral Vessel of Tranche B made by the Lenders to the Borrower solely for the purpose of covering expenses or payment associated with items listed in paragraphs (iii), (iv) and (vi) in the definition of Tranche B Collateral Vessels Delivered Cost, and other costs for such Collateral Vessel not covered by the relevant Refund Guarantee during the relevant Construction Period;

“Tranche B Reduction Date(s)”
means each of (i) the earlier of (a) the date that is six (6) months from the Delivery Date of the last delivered Tranche B Collateral Vessel and (b) April 30, 2010; and (ii) the last day of each six (6) month period thereafter up to and including the Tranche B Final Payment Date; provided that if such date is not a Banking Day, then such Tranche B Reduction Date shall be the immediately preceding Banking Day;

“Tranche B Refund Guarantor(s)”	means those certain banks or other financial institutions, acceptable to each of the Lenders, responsible for issuing Tranche B Refund Guarantees;

“Tranche B Refund Guarantee(s)”	means those certain refund guarantees executed by the Tranche B Refund Guarantors, in respect of the construction of the Tranche B Collateral Vessels, in favor of the Borrower;

“Tranche B Shipbuilding Contracts”
means those certain shipbuilding contracts entered into between the Borrower, as purchaser, and the Tranche B Shipyard and Guangdong. as seller, with respect to Hull No. YZJ 2005-696C and Hull No. YZJ 2006-717C of the Tranche B Collateral Vessels and the Tranche B Shipyard with respect to each other of the Tranche B Collateral Vessels;

“Tranche B Shipyard”	means Jiangsu Yangzijiang Shipbuilding Co., Ltd.;

“Tranche B Time Charterer”	means China Shipping Container Lines (Asia) Co., Ltd., a company organized and existing under the laws of the British Virgin Islands;

“Tranche B Time Charters”
means those certain long-term time charters entered or to be entered into between the Borrower, as owner and the Tranche B Time Charterer, as charterer with respect to the Tranche B Collateral Vessels, which for the Tranche B Collateral Vessels whose contracts have been confirmed, namely Builder’s Hull Nos. YZJ 2005-696C, YZJ 2006-716C, YZJ 2006-717C, and YZJ 2006-718C are those long-term time charters each dated February 28, 2006 each with respect to one of such Tranche B Collateral Vessels;

“Tranche B Time Charters Guarantee(s)”	those certain guarantees of the obligations of the Tranche B Time Charterer under the Tranche B Time Charters by each of the Tranche B Time Charters Guarantors in favor of the Borrower;

“Tranche B Time Charters Guarantors”	means each of CSCL and CSCL (Hong Kong);

“Tranche B Time Charters Guarantee Assignment(s)”	means the first priority assignments of the Tranche B Time Charters Guarantees by the Borrower in favor of the Security Agent, substantially in the form of Exhibit E hereto; and

“Vessel Costs”	means the Tranche A Collateral Vessels Delivered Cost and the Tranche B Collateral Vessels Delivered Cost.

1.2  Computations of Time Periods; Other Definitional Provisions. In this Agreement, the Note and the Security Documents, unless the context otherwise requires, in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”; words importing either gender include the other gender; references to “writing” include printing, typing and other means of reproducing words in a tangible visible form; the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”; references to articles, clauses (or subdivisions of clauses), exhibits, annexes or schedules are to this Agreement, the Note or such Security Document, as applicable; references to agreements and other contractual instruments (including this Agreement, the Note and the Security Documents) shall be deemed to include all subsequent amendments, amendments and restatements, supplements, extensions, replacements and other modifications to such instruments (without, however, limiting any prohibition on any such amendments, extensions and other modifications by the terms of this Agreement, the Note or any Security Document); references to any matter that is “approved” or requires “approval” of a party shall mean approval given in the sole and absolute discretion of such party unless otherwise specified.

1.3  Accounting Terms. Unless otherwise specified herein, all accounting terms used in this Agreement, the Note and in the Security Documents shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered to the Administrative Agent or to the Lenders under this Agreement shall be prepared, in accordance with generally accepted accounting principles for the United States (“GAAP”) as from time to time in effect.

1.4  Certain Matter Regarding Materiality. To the extent that any representation, warranty, covenant or other undertaking of the Borrower in this Agreement is qualified by reference to those which are not reasonably expected to result in a “material adverse effect” or language of similar import, no inference shall be drawn therefrom that any Administrative Agent or any Lender has knowledge or approves of any noncompliance by the Borrower with any governmental rule.

1.5  Forms of Documents. Except as otherwise expressly provided in this Agreement, references to documents or certificates “substantially in the form” of Exhibits to another document shall mean that such documents or certificates are duly completed in the form of the related Exhibits with substantive changes subject to the provisions of Section 18.7 of this Agreement, as the case may be, or the correlative provisions of the Security Documents.

2.	REPRESENTATIONS AND WARRANTIES.

2.1  Representations and Warranties. In order to induce the Creditors to enter into this Agreement and the Lenders to make the Facility available to the Borrower, the Borrower represents and warrants to the Creditors (which representations and warranties shall survive the execution and delivery of this Agreement and the making of the Facility) that:

(a)  Use of Proceeds. The Borrower requires the Facility for use in connection with its lawful corporate purpose and for no other purposes and the Borrower's use of the Facility does not contravene any law, official requirement or other regulatory measure or procedure applicable to the Borrower implemented to combat “money laundering” (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities) and comparable United States Federal and state laws applicable to the Borrower;

(b)  Corporate Status. The Borrower is a company duly organized and validly existing under the laws of its jurisdiction of formation, and is qualified to do business in each jurisdiction wherein the nature of the business transacted thereby makes such qualification necessary;

(c)  The Borrower's Corporate Authority. The Borrower has full power and authority to, and all necessary consents and authorities have been obtained to permit the Borrower to carry on its business as now being conducted and to enter into and perform its obligations under this Agreement, the Note, any Hedge Agreement and the Security Documents to which it is a party and to borrow, service and repay the Facility and no further consents or authorities are necessary for the service and repayment of the Facility or any part thereof;

(d)  Enforceability. Each of the Facility Documents to which it is a party constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, subject, however, (1) to the effect of insolvency, bankruptcy, reorganization, moratorium or other laws affecting generally the enforcement of creditors rights, and (2) general equitable principles, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law;

(e)  Filings; Stamp Taxes. Other than the recording of the Statutory Mortgages with the Hong Kong Shipping Register, the filing of the Security Documents with the Hong Kong Registrar of Companies, the registration of the Refund Guarantees and the Assignments of Shipbuilding Contracts with SAFE, the filing of financing statements with the personal property registry in British Columbia in respect of the Security Documents and the filing of UCC Financing Statements in Washington, D.C. in respect of the Security Documents, and fees consequent thereto, it is not necessary for the legality, validity, enforceability or admissibility into evidence of this Agreement, the Note or any of the other Facility Documents that any of them or any document relating thereto other than the Tranche B Time Charters Guarantees insofar as they relate to China Shipping Container Lines Co., Ltd. and the Tranche B Time Charters Guarantee Assignment relating thereto be registered, filed recorded or enrolled with any court or authority in any relevant jurisdiction or that any stamp, registration or similar Taxes be paid on or in relation to this Agreement, the Note or any of the other Facility Documents;

(f)  Approvals; Consents. All consents, licenses, approvals and authorizations required, whether by statute or otherwise, in connection with the entry into and performance by the Borrower, and the validity and enforceability against the Borrower, of this Agreement the Note and the Facility Documents to which it is a party, have been obtained and are in full force and effect;

(g)  Violation of Law, Contracts. The execution and delivery of, the performance of its obligations under, and compliance by the Borrower with the provisions of this Agreement, the Note and the Facility Documents to which it is a party do not, and (except where any such contravention would not effect the enforceability of such Facility Document) will not during the period which the Facility is available, contravene (i) any applicable law or regulation applicable to the Borrower existing at the date hereof, (ii) any contractual restriction binding the Borrower or its assets or (iii) the constituting instruments of the Borrower;

(h)  Borrower Litigation. No action, suit or proceeding is pending or, to the best knowledge of the Borrower, threatened against the Borrower which if adversely determined would reasonably be expected to result in a Material Adverse Effect;

(i)  Investment Company. The Borrower is not required to be registered as an “investment company” (as defined in the Investment Company Act of 1940, as amended);

(j)  Margin Stock. None of the proceeds of the Facility will be used to purchase or carry margin stock within the meanings of Regulations T, U or X of the Board of Governors of the Federal Reserve System; the Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock within the meaning of Regulations T, U or X of the Board of Governors of the Federal Reserve System;

(k)  Financial Information. All financial statements, information and other data furnished by the Borrower to the Administrative Agent or the Lenders are , in all material respects, complete and correct, and such financial statements have been prepared in accordance with GAAP and accurately and fairly represent in all material respects the financial condition of the Borrower as of the date or respective dates thereof and the results of operations of such Borrower for the period or respective periods covered by such financial statements, and there has been no material adverse change since the date of the most recent financial statements delivered to the Administrative Agent in the financial condition or results of operations of the Borrower other than as previously disclosed to the Administrative Agent in writing; the Borrower does not have any contingent obligations, liabilities for taxes or other outstanding financial obligations which are material in the aggregate except as disclosed in such statements, information and data;

(l)  The Collateral Vessels. On the Delivery Date and after acceptance of the delivery of the Collateral Vessel by the Borrower in respect thereof, the relevant Collateral Vessels:

(i)
will be in the sole and absolute ownership of the Borrower, unencumbered save and except for the Mortgage over such Collateral Vessel in favor of the Security Agent and except for Permitted Liens, and will be duly registered in the name of the Borrower under the flag of the jurisdiction in which the Collateral Vessel is currently registered;

(ii)
will be classed in the highest classification and rating for vessels of the same age and type with the relevant Classification Society without any material outstanding overdue recommendations affecting class;

(iii)	will be seaworthy for hull and machinery insurance warranty purposes;

(iv)	will be in every material way fit for its contracted services under the relevant Time Charter;

(v)	will be insured in accordance with the provisions of the Mortgage thereon and the requirements thereof in respect of such insurances will have been fulfilled;

(vi)	will comply with all relevant laws, regulations and requirements (including environmental laws, regulations and requirements), statutory or otherwise, as are applicable to (A) vessels documented

(vii)
under Hong Kong flag, as applicable, and (B) vessels engaged in a trade or operations similar to that to be performed by such Collateral Vessel, except where the failure to so comply would not have a material adverse effect on the operation of such Collateral Vessel in its intended trade; and

(viii)	has been accepted for service by the relevant Time Charterer under the applicable Time Charter and such Time Charter is in full force and effect;

(m)  Foreign Assets Control Regulation. None of the transactions contemplated herein will violate any of the provisions of the Foreign Assets Control Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 500, as amended), any of the provisions of the Cuban Assets Control Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 515, as amended), any of the provisions of the Libyan Assets Control Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 550, as amended), any of the provisions of the Iranian Assets Control Regulations (Title 31, Code of Federal Regulations, Chapter V, Part 560, as amended) or any provisions of Executive Order No. 12810, or any of the provisions of the Regulations of the United States of America Governing Transactions in Foreign Shipping of Merchandise (Title 31, Code of Federal Regulations, Chapter V, Part 505, as amended);

(n)  Borrower's Office. The chief executive office and principal place of business of the Borrower is located at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China;

(o)  ERISA. The execution and delivery by the Borrower of this Agreement, the Note and the Security Documents to which it is a party and the consummation by the Borrower of the transactions hereunder and thereunder will not involve any prohibited transaction within the meaning of ERISA or Section 4975 of the Code. No condition exists or event or transaction has occurred in connection with any Plan maintained or contributed to by the Borrower or any ERISA Affiliate thereof resulting from the failure of any thereof to comply with ERISA insofar as ERISA applies thereto which is reasonably likely to result in the Borrower or any ERISA Affiliate thereof incurring any liability, fine or penalty which individually or in the aggregate would have a Material Adverse Effect;

(p)  Taxes. The Borrower has filed or caused to be filed all tax returns which, to its knowledge, are required to have been filed and has paid all taxes shown to be due and payable on said returns or on any assessments made to its knowledge against it or any of its property or assets, except for those taxes which are being disputed in good faith by appropriate proceedings and for which adequate reserves have been made;

(q)  Payments Free of Taxes. All payments made or to be made by the Borrower under or pursuant to this Agreement, the Note or the other Facility Documents may be made free and clear of, and without deduction or withholding for or on account of, any Taxes;

(r)  Environmental Compliance. Except as notified by the Borrower to the Administrative Agent prior to the date hereof, (i) the Borrower is and will be in compliance in all material respects with all applicable United States federal and state, local, foreign and international laws, regulations, conventions and agreements relating to pollution prevention or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, navigable waters, waters of the contiguous zone, ocean waters and international waters), including, without limitation, laws, regulations, conventions and agreements relating to (1) emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous materials, oil, hazardous substances, petroleum and petroleum products and by-products (“Materials of Environmental Concern”), or (2) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern (“Environmental Laws”) except to the extent that any non-compliance on or after the date hereof as a result of the release of Materials of Environmental Concern result in a penalty, fine or damages covered by insurance (less ordinary and reasonable deductibles); (ii) the Borrower has all permits, licenses, approvals, rulings, variances, exemptions, clearances, consents or other authorizations required under applicable Environmental Laws (“Environmental Approvals”) in order for it to operate its vessels in their intended trade; (iii)  the Borrower has not received any notice of any claim, action, cause of action, investigation or demand by any person, entity, enterprise or government, or any political subdivision, intergovernmental body or agency, department or instrumentality thereof, alleging potential liability in a material amount for, or a requirement to incur, investigatory costs, cleanup costs, response and/or remedial costs (whether incurred by a governmental entity or otherwise), natural resources damages, property damages, personal injuries, attorneys' fees and expenses, or fines or penalties, in each case arising out of, based on or resulting from (1) the presence, or release or threat of release into the environment, of any Materials of Environmental Concern at any location, whether or not owned by such person that is not in material compliance with Environmental Laws, or (2) circumstances forming the basis of any material violation, of any Environmental Law or Environmental Approval (“Environmental Claim”) (other than Environmental Claims that have been fully and finally adjudicated or otherwise determined and all fines, penalties and other costs, if any, payable by the Borrower, in respect thereof have been paid in full or which are fully covered by insurance (including permitted deductibles)); and (iv) to the best knowledge of the Borrower there are no circumstances that would prevent or interfere with such material compliance in the future;

(s)  Environmental Claims. As of the date hereof, there is no Environmental Claim pending or, to the best of the knowledge of the Borrower, threatened against the Borrower or Operator;

(t)  Past Environmental Matters. As of the date hereof, to the best knowledge of the Borrower, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of any Materials of Environmental Concern, that could form the basis of any Environmental Claim against the Borrower;

(u)  Compliance with ISM Code and ISPS Code. After the Delivery Date, each Collateral Vessel and its respective Operator complies with the requirements of the ISM Code, and the ISPS Code including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto;

(v)  No Threatened Withdrawal of DOC, ISSC or SMC. After its Delivery Date, there is no actual or, to the best knowledge of the Borrower, threatened withdrawal of the DOC, ISSC or SMC of a Collateral Vessel or other certification or documentation related to the ISM Code, the ISPS Code or otherwise required for the operation of any Collateral Vessel; and

(w)  Survival of Representations. All representations and warranties made herein and in any certificate or other document delivered pursuant hereto or in connection herewith shall survive the making of the Facility and the issuance of the Note to be issued by the Borrower hereunder.

3.	AMOUNT AND TERMS OF THE FACILITY.

3.1  Purposes. The Lenders shall make the Facility available to the Borrower in the maximum aggregate amount of up to Three Hundred Sixty Five Million Dollars ($365,000,000) for the purpose of (i) financing the construction, acquisition and other Vessel Costs associated with the Collateral Vessels and (ii) after the delivery of each of the Collateral Vessels in accordance herewith, general corporate purposes.

3.2  Advances.

(a)  Pre-Delivery Advances. Each of the Lenders, relying upon each of the representations and warranties set out in Section 2, hereby severally and not jointly, agrees with the Borrower that, subject to and upon the terms of this Agreement, it will on the Drawdown Dates from time to time during the Pre-Delivery Advances Availability Period with respect to each Collateral Vessel make its portion of the Pre-Delivery Advances in respect of such Collateral Vessel available through the Administrative Agent to the Borrower; provided, however with respect to each Collateral Vessel, Pre-Delivery Construction Advances shall be used only to cover Vessel Costs up to the amount that is guaranteed by the relevant Refund Guarantee.

(b)  Post-Delivery Advances. Each of the Lenders, relying upon each of the representations and warranties set out in Section 2, hereby severally and not jointly agrees with the Borrower that, subject to and upon the terms of this Agreement, it will during the Post-Delivery Advances Availability Period with respect to each Collateral Vessel make Post-Delivery Advances available to the Borrower through the Administrative Agent; provided, however, that the aggregate outstanding principal amount of Post-Delivery Advances may not exceed the Facility (less the principal amount of outstanding Pre-Delivery Advances) as reduced pursuant to Article 5 hereof.

3.3  Drawdown Notice. The Borrower shall, at least three (3) Banking Days before each of the Drawdown Dates, serve a notice (a “Drawdown Notice”) substantially in the form of Exhibit J on the Administrative Agent. Each such notice shall (a) be in writing addressed to the Administrative Agent, (b) be effective on receipt by the Administrative Agent, (c) specify the amount of the Advance to be drawn (which shall be in a minimum amount of $500,000), (d) specify whether such Advance is a Pre-Delivery Finance Cost Advance, Pre-Delivery Construction Advance or a Post-Delivery Advance and, in the case of a Pre-Delivery Advance, or a Post-Delivery Advance made in connection with a delivery installment, identify the Collateral Vessel to which such Advance relates, (e) specify the Banking Day on which such Advance is to be drawn, (f) specify the initial Interest Period for such Advance, (g) specify the disbursement instructions and (h) be irrevocable.

3.4  Effect of Drawdown Notice. Each such Drawdown Notice shall be deemed to constitute a warranty by the Borrower (a) that the representations and warranties stated in Section 2 (updated mutatis mutandis) are true and correct on and as of the date of such Drawdown Notice and will be true and correct on and as of such Drawdown Date as if made on such date, and (b) that no Event of Default nor any event which with the giving of notice or lapse of time or both would constitute an Event of Default has occurred and is continuing.

4.	CONDITIONS.

4.1  Conditions Precedent to the Obligations of the Lenders under this Agreement. The Lenders obligations under this Agreement shall be subject to the following conditions precedent having been met:

(a)  Corporate Documents. the Administrative Agent shall have received the following documents in form and substance satisfactory to the Administrative Agent:

(i)
copies, certified as true and complete by an officer of the Borrower, of the resolutions of the board of directors of the Borrower, evidencing approval of this Agreement, the Note and the Security Documents to which it is a party and authorizing an appropriate officer or officers or attorney or attorneys-in-fact to execute the same on its behalf;

(ii)
certified copies of all documents evidencing any other necessary action (including by such parties thereto other than the Borrower as may reasonably be required by the Administrative Agent), approvals or consents with respect to this Agreement, the Note and the Facility Documents;

(iii)	certified copies of the constitutional documents of the Borrower and all amendments thereto; and

(iv)	a good standing certificate or the equivalent thereto of the Borrower;

(b)	This Agreement and Note. the Borrower shall have duly executed and delivered this Agreement and the Note to the Administrative Agent;

(c)  Financial Statements; Solvency. the Administrative Agent shall have received the most recent annual audited financial statements or quarterly unaudited financial statements for the Borrower,  which financial statements shall evidence satisfactorily to the Lenders the solvency of the Borrower;

(d)  Compliance Certificate. the Administrative Agent shall have received a Compliance Certificate with respect to the most recently ended fiscal quarter;

(e)  Licenses, Consents and Approvals. the Administrative Agent shall be reasonably satisfied that all necessary licenses, consents and approvals in connection with the transactions contemplated by this Agreement, the Note and the Security Documents have been obtained; and

(f)  Money Laundering Due Diligence. the Administrative Agent having received such documentation and other evidence as is reasonably requested by the Administrative Agent in order for each Lender to carry out and be satisfied with the results of all necessary “know your client” or other checks which it is required to carry out in relation to the transactions contemplated by this Agreement, the Note and the Security Documents.

4.2  Conditions Precedent to Pre-Delivery Finance Cost Advances. In addition to the conditions set forth in Section 4.1 and 4.5 hereof, the obligations of the Lenders to make any Pre-Delivery Finance Cost Advances with respect to any Collateral Vessel shall be expressly subject to the following conditions precedent on the relevant Drawdown Date:

(a)  Shipbuilding Contracts. The Administrative Agent shall have received (i) in the case of an Advance under Tranche A, a copy of the relevant Tranche A Shipbuilding Contract, in form and substance satisfactory to the Lenders in all respects together with evidence satisfactory to the Administrative Agent that such Tranche A Shipbuilding Contract has been novated to, or assigned to and assumed by, the Borrower to provide for the Borrower as purchaser and (ii) in the case of an Advance under Tranche B, a copy of the relevant executed Shipbuilding Contract, in form and substance satisfactory to the Lenders in all respects; provided that, in either case, if any Shipbuilding Contract has been entered into on terms and conditions substantially identical to those previously accepted by the Administrative Agent pursuant to this Section 4.2 (a), such Shipbuilding Contract shall be considered satisfactory in form in and in substance to the Administrative Agent for purposes of this Section 4.2 (a);

(b)  Time Charters/Tranche B Time Charters Guarantee/Management Agreement. the Administrative Agent shall have received copies, in form and substance satisfactory to the Administrative Agent in all respects, certified by an officer of the Borrower, of the relevant Time Charter, and if such Advance relates to a Tranche B Collateral Vessel, the relevant Tranche B Time Charters Guarantee, and the Management

(c)  Agreement; provided that, if any Time Charter, Tranche B Time Charters Guarantee or Management Agreement has been entered into on terms and conditions substantially identical to those previously accepted by the Administrative Agent pursuant to this Section 4.2(b), such documents shall be considered satisfactory in form in and in substance to the Administrative Agent for purposes of this Section 4.2 (b);

(d)  Signatories Authority. the Administrative Agent having received such evidence of the signing authority of (i) the Shipyards and Guangdong, as the case may be, as is a party thereto, to execute the Shipbuilding Contracts, (ii) the Time Charterers to execute the relevant Time Charter, (iii) and the Tranche B Time Charter Guarantors to execute the relevant Tranche B Time Charter Guarantees;

(e)  Fees. the Mandated Lead Arrangers and the Administrative Agent shall have received payment of the fees payable under Section 14 and under the Fee Letter to the extent that the relevant Drawdown Notice did not instruct such fees to be paid from the relevant Advance; and

(f)  Legal Opinions. the Administrative Agent shall have received opinions, dated the relevant Drawdown Date, each in form and substance reasonably satisfactory to the Administrative Agent and its counsel, from (i) Bull, Housser & Tupper, LLP, counsel to the Borrower, (ii) Seward & Kissel LLP, special counsel to the Administrative Agent, Security Agent and the Lenders, (iii) if such Advance is a Tranche B Finance Cost Pre-Delivery Advance, Johnson, Stokes & Master, special Hong Kong counsel to the Administrative Agent, (iv) if such Advance is a Tranche B Finance Cost Pre-Delivery Advance, Appleby Spurling Hunter, special British Virgin Island counsel to the Administrative Agent, and (v) Global Law Office, special Chinese counsel to the Administrative Agent.

4.3  Conditions Precedent to the Pre-Delivery Construction Advances. In addition to the conditions set forth in Section 4.1, 4.2 and 4.5, the obligations of the Lenders to make any Pre-Delivery Construction Advances with respect to any Collateral Vessel shall be expressly subject to the following conditions precedent on the relevant Drawdown Date:

(a)  Refund Guarantees. the Administrative Agent shall have received (i) in the case of an Advance under Tranche A, a copy of the relevant Tranche A Refund Guarantee, in form and substance satisfactory to the Lenders in all respects together with evidence satisfactory to the Administrative Agent that such Tranche A Refund Guarantee has been novated to, or assigned to, the Borrower or a new refund guarantee, in form and substance satisfactory to the Lenders in all respects has been entered into in favor of the Borrower; and (ii) in the case of an Advance under Tranche B, a copy of the Refund Guarantee, in form and substance satisfactory to the Lenders in all respects provided that, in either case, if any Refund Guarantee has been entered into on terms and conditions substantially identical to those previously accepted by the Administrative Agent pursuant to this Section 4.3(a), such documents shall be considered satisfactory in form in and in substance to the Administrative Agent for purposes of this Section 4.3 (a);

(b)  SAFE Registration of Refund Guarantees. The relevant Refund Guarantee and Assignment of Shipbuilding Contract shall be registered with the applicable branch of the State Administration of Foreign Exchange (“SAFE”) of the relevant Refund Guarantor. Notwithstanding the foregoing, the Assignment of Shipbuilding Contract shall only be required to be registered with SAFE should the Administrative Agent determine that such registration is necessary or advisable and can be done under the administrative policy of the applicable branch and, if such determination is made, the Borrower will use commercially reasonable efforts to cause such registration within thirty (30) days following the initial Pre-Delivery Construction Advance of the relevant Collateral Vessel by the acceptance of SAFE of the submission of the registration;

(c)  Signatories Authority. the Administrative Agent having received such evidence of the signing authority of the (i) relevant Refund Guarantor to execute the relevant Refund Guarantees and the Consent and Agreement relating to the assignment thereof and (ii) the relevant Shipyard and Guangdong, as is a party to the relevant Shipbuilding Contract, to execute any Consent and Agreement with respect to the Assignment of Shipbuilding Contract;

(d)  Fees. the Mandated Lead Arrangers and the Administrative Agent shall have received payment of the fees payable under Section 14 and under the Fee Letter to the extent that the relevant Drawdown Notice did not instruct such fees to be paid from the relevant Advance;

(e)  Legal Opinions. the Administrative Agent shall have received opinions, dated the relevant Drawdown Date, each in form and substance reasonably satisfactory to the Administrative Agent and its counsel, from (i) Johnson, Stokes & Master, special Hong Kong counsel to the Administrative Agent, and (ii) Global Law Office, special Chinese counsel to the Administrative Agent; and

(f)  Security Documents. the Borrower shall have executed and delivered to the Administrative Agent in respect of the Collateral Vessel to which such Advance relates the relevant (i) Assignment of Shipbuilding Contract and the Assignment Notices and Consents and Agreements relating thereto, substantially in the form attached to this Agreement (ii) personal property registry financing statements in British Columbia, and (iii) such Uniform Commercial Code Financing Statements as the Administrative Agent shall require, each in form and substance satisfactory to the Administrative Agent.

4.4  Conditions Precedent to the Post-Delivery Advances. In addition to the conditions set forth in Section 4.1, 4.2, 4.3 and 4.5 in this Section 4, the obligations of the Lenders to make any Post-Delivery Advance shall be expressly subject to the following conditions precedent on the relevant Drawdown Date:

(a)  The Collateral Vessel. the Administrative Agent shall have received evidence satisfactory to it and its legal advisers that with respect to the relevant Collateral Vessel, such Collateral Vessel:

(i)  is classed in the highest classification and rating for vessels of the same age and type with the relevant Classification Society without any material outstanding overdue recommendations affecting class;

(ii)	is seaworthy for hull and machinery insurance warranty purposes;

(iii)	is in every material way fit for its contracted service under the relevant Time Charter;

(iv)	is insured in accordance with the provisions of the Mortgage thereon and the requirements thereof in respect of such Insurances will have been fulfilled, more specifically is insured with respect to:

(A)	all risks hull and machinery (including excess risks);

(B)	war risks covering, inter alia the perils of confiscation, expropriation, nationalization and seizure; and

(C)	protection and indemnity risks (including pollution risks, crew, cargo, contractual and removal of wreck insurance); and

(v)
complies with all relevant laws, regulations and requirements (including environmental laws, regulations and requirements), statutory or otherwise, as are applicable to (A) vessels documented under Hong Kong flag and (B) vessels engaged in a trade or operations similar to that to be performed by such Collateral Vessel, except where the failure to so comply would not have a material adverse effect on the operation of such Collateral Vessel in its intended trade or operations or the financial condition of the respective owners;

(b)  Security Documents. the Borrower shall have executed and delivered to the Administrative Agent (i) the Assignments of Earnings and the Assignment Notices relating thereto, substantially in the form attached to this Agreement, (ii) Tranche B Time Charters Guarantee Assignment and the Assignment Notices relating thereto, substantially in the form attached to this Agreement, (iii) Manager’s Undertakings, substantially in the form attached to this Agreement, (iv) the Assignments of Insurances and the Assignment Notices relating thereto, substantially in the form attached to this Agreement, (v) personal property registry financing statements in British Columbia, (vi) such Uniform Commercial Code Financing Statements as the Administrative Agent shall require, and (vii) the Mortgages with respect to the relevant Collateral Vessel , substantially in the form attached to this Agreement, each in form and substance satisfactory to the Administrative Agent;

(c)  Signatories Authority. the Administrative Agent having received such evidence of the signing authority of the Time Charterers and, in respect of a Tranche B Post-Delivery Advance, the relevant Time Charter Guarantor to execute the Facility Documents to which they are a party;

(d)  Insurance. the Administrative Agent shall have received a favorable report from internal insurance advisors of the Administrative Agent confirming that the Insurances placed on the relevant Collateral Vessel are in compliance with the terms of the relevant Mortgage; and

(e)  Legal Opinions. for the first Post-Delivery Advance for each Collateral Vessel, the Administrative Agent shall have received legal opinions, dated the relevant Drawdown Date, each in form and substance reasonably satisfactory to the Administrative Agent and its counsel, from (i) Bull, Housser & Tupper, LLP, counsel to the Borrower (ii) Seward & Kissel LLP, special counsel to the Administrative Agent, Security Agent and the Lenders, (iii) Johnson, Stokes & Master, special Hong Kong counsel to the Administrative Agent, (iv) Appleby Spurling Hunter, special British Virgin Island counsel to the Administrative Agent and (v)  Global Law Office, special Chinese counsel to the Administrative Agent.

4.5  Further Conditions Precedent. The obligation of the Lenders to make any Advance available to the Borrower under this Agreement shall be expressly and separately subject to the following further conditions precedent on the relevant Drawdown Date:

(a)  Drawdown Notice. the Administrative Agent having received a Drawdown Notice in accordance with the terms of Section 3.3;

(b)  Bringdown Certificate. the Administrative Agent having received a certificate from an officer of the Borrower that the certified copies of the constitutional documents and resolutions provided pursuant to Section 4.1(a) have not been amended or otherwise changed and remain in full force and effect as of the date thereof;

(c)  Representations and Warranties. the representations stated in Section 2 (updated mutatis mutandis to such date) being true and correct as if made on and as of that date;

(d)  Liens. the Administrative Agent having received evidence reasonably satisfactory to it and to its legal advisers that, save for Permitted Liens and the liens created by the Mortgages and the Security Documents, there are no liens, charges or encumbrances of any kind whatsoever on the relevant Collateral Vessel, its earnings or insurances or on any other assets thereof except as permitted hereby or by any of the Security Documents;

(e)  Material Adverse Effect. there having been no Material Adverse Effect, since the date hereof;

(f)  No Event of Default. no Event of Default, or event which with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing and the Administrative Agent shall have received a certificate from an officer of the Borrower to such effect;

(g)  No Change in Laws. the Administrative Agent being satisfied that no change in any applicable laws, regulations, rules or in the interpretation thereof shall have occurred which make it unlawful for the Borrower to make any payment as required under the terms of this Agreement, the Note, the Security Documents or any of them;

(h)  Legality. the Administrative Agent being satisfied that no Event of Default will arise following the making of the initial Pre-Delivery Advance and that no event or state of affairs exists which constitutes, in the reasonable opinion of the Administrative Agent, would make it unlawful for the Borrower to make any payment as required under the terms of this Agreement, the Note and the Security Documents or any of them; and

(i)  Environmental Claims. the Administrative Agent shall be satisfied that neither the Borrower nor the Manager is subject to any Environmental Claim which is reasonably likely to have a Material Adverse Effect.

4.6  Conditions Subsequent to Post-Delivery Advances. The Borrower shall procure that on the Delivery Date of the respective Collateral Vessel and on any Drawdown Date subsequent to such Delivery Date :

(a)  The Collateral Vessel. the Administrative Agent shall have received evidence satisfactory to it and its legal advisers that with respect to the relevant Collateral Vessel, such Collateral Vessel:

(i)
is in the sole and absolute ownership of the Borrower, unencumbered save and except for the Mortgage thereon in favor of the Security Agent and Permitted Liens, and is duly registered in the name of the Borrower under the flag of Hong Kong; and

(ii)	has been accepted for service by the relevant Time Charterer under the applicable Time Charter and such Time Charter is in full force and effect; and

(b)  Recording of the Collateral Vessel Mortgage. The Administrative Agent shall have received satisfactory evidence that the relevant Statutory Mortgage has been duly executed and recorded under the laws of Hong Kong, and constitutes a first priority mortgage or lien on the relevant Collateral Vessel under the laws of Hong Kong.

4.7  Breakfunding Indemnity. In the event that, on the date specified for making available any Advances hereunder in the notice requesting the same given pursuant to Section 3.3, the Lenders shall not be obliged under this Agreement to make an Advance available under this Agreement, the Borrower shall indemnify and hold the Lenders fully harmless against any losses which the Lenders may sustain as a result of borrowing or agreeing to borrow funds to meet the drawdown requirement in respect thereof and the certificate of the Administrative Agent shall (save and except for manifest error) be conclusive and binding on the Borrower as to the extent of any losses sustained by the Lenders.

4.8  Satisfaction after Drawdown. Without prejudice to any of the other terms and conditions of this Agreement, in the event that the Lenders, in their sole discretion, make any Advances available to the Borrower prior to the satisfaction of all or any of the conditions referred to elsewhere in this Section 4, the Borrower hereby covenants and undertakes to satisfy or procure the satisfaction of such condition or conditions within fourteen (14) days, except to the extent that such conditions have been waived in writing by the Administrative Agent on behalf of the Lenders.

5.	REPAYMENT AND PREPAYMENT.

5.1  Reductions of the Facility. Subject to the following provisions of this Section 5, the Available Amount shall be reduced on the relevant Reduction Date in accordance with Schedule 2 hereto and on the Final Payment Date to zero. On each Reduction Date, each Lender’s Commitment shall be reduced by an amount equal to the proportion of the amount by which the Available Amount is to be so reduced on that date which its Commitment bears to the total Commitments on that date. The Administrative Agent shall notify the Borrower and the Lenders of any change in the amount of any reduction set out in Schedule 2 or the timing of any such reduction as a result of: (a) any Collateral Vessel not being delivered on or before the last day of the relevant Pre-Delivery Advances Availability Period, in which case the relevant Tranche relating thereto shall be reduced proportionately, (b) if, prior to the first Reduction Date, the Facility is not fully drawn by the Borrower, (c) a prepayment of any Advance or cancellation of any undrawn portion of the Facility contemplated in this Section 5, or (d) any other event contemplated in this Agreement that necessitates such change in the amount or timing of a reduction set out in Schedule 2. Upon approval of the Majority Lenders, the Administrative Agent will replace the Schedule 2 with a new reduction schedule reflecting the correct reduction amounts or Reduction Dates and will promptly provide a copy thereof to the Borrower and the Lenders.

5.2  Repayment. Subject to the provisions of this Section 5 regarding application of prepayments, the Borrower shall, on each Reduction Date, repay that amount necessary to reduce the outstanding aggregate amount of each Tranche to an amount that is not more than the then Available Amount and, on the Final Payment Date, the Borrower shall repay the then aggregate outstanding amount of the relevant Tranche. If at any time the aggregate outstanding Advances under the Facility exceeds the total Commitments at such time, the Borrower shall immediately repay (together with the costs and expenses provided for in Section 5.10) an amount equal to such excess.

5.3  Voluntary Prepayment; Re-borrowing. The Borrower may, from time to time, prepay, upon three (3) Banking Days written notice, any outstanding Advance or any portion thereof, without penalty, provided that if such prepayment is made on a day other than the last day of the Interest Period of such Advance such prepayment shall be made together with the costs and expenses provided for in Section 5.10. Each prepayment shall be in a minimum amount of Two Million Dollars ($2,000,000) and shall be in an integral multiple of One Million Dollars ($1,000,000) or the full amount of the then outstanding Advances. Subject to the limits and upon the conditions herein provided (including the reductions of the Commitments provided in Section 5.1), the Borrower may from time to time, up until the day prior to the Final Payment Date, prepay the Advances or a portion thereof and thereafter re-borrow such Advances or a portion thereof up to the then Available Amount.

5.4  Optional Cancellation/Permanent Reduction of Facility.

(a)  The Borrower may, from time to time, by giving not less than three (3) Banking Days' prior notice to the Administrative Agent, cancel the undrawn portion of the Commitments in whole or in part. Partial cancellation of the undrawn Commitments must be in a minimum amount of US$5,000,000 and in integral multiples of US$1,000,000 or the full amount of the undrawn Commitment. Any cancellation in whole or in part will be applied against Tranche A and Tranche B, or either of them, as instructed by the Borrower but any such application shall be applied against the Commitment of the Lenders pro rata.

(b)  The Borrower shall have the right, at any time and from time to time, to, without penalty, permanently reduce the Facility, provided that the Administrative Agent receives three (3) Banking Days prior written notice of such reduction and the Lenders are reimbursed for any Breakfunding Costs with respect to any Advances, or portions thereof, that are prepaid on any day other than the last day of the applicable Interest Period(s) in the event that such prepayment is necessary to reduce the aggregate outstanding Advances under the Facility to the then Available Amount after giving effect to any such permanent reduction in the Facility. Each such permanent reduction shall be equal to or shall exceed Five Million Dollars ($5,000,000) and shall be in an integral multiple of One Million Dollars ($1,000,000) or the full amount of the then outstanding Advances. The optional permanent commitment reductions pursuant to this Section shall be applied against the remaining scheduled reductions in the order of maturity. The Borrower shall make a prepayment of the Advances in an amount equal to that amount necessary to reduce the outstanding aggregate amount of the Facility to an amount equal to the Available Amount as reduced pursuant to the previous sentence and to the extent required to be in compliance with Section 5.2 or, if applicable, Section 8. No amounts repaid or prepaid pursuant to this Section 5.4 shall be available for reborrowing.

5.5  Mandatory Reduction: Sale, Loss or Non-delivery. Unless the Borrower has provided for the delivery of a Substitute Vessel and such Substitute Vessel is time-chartered under a Time Charter or a time charter with a time charterer acceptable to the Lenders, with a term extending at least to the relevant Final Payment Date and (i) the Borrower has executed, delivered and registered all Security Documents in connection therewith, and (ii) the Security Agent has been provided with any legal opinions requested thereby in connection therewith, no later than 91 days after the date of (a) any sale of a Collateral Vessel or (b) the Total Loss of a Collateral Vessel, or upon cancellation of a Shipbuilding Contract or the failure of the Borrower to declare any of the options on the last four of the Tranche B Collateral Vessels by June 30, 2006, the relevant Tranche shall be permanently reduced by an amount equal to such Tranche multiplied by the Repayment Ratio. The Borrower shall prepay any outstanding principal of the Facility to the extent required to comply with the reduction set forth above. Mandatory reductions of any Tranche shall be applied against the remaining reductions of such Tranche on a pro-rata basis.

5.6  Mandatory Prepayment: Illegality.

(a)  If it becomes, or to the knowledge of any Lender is to become, unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or any Facility Document or to fund or maintain its share in one or more of the Advances (the “Event of Illegality”), that Lender shall notify the Administrative Agent and the Borrower.

(b)  After notification under paragraph (a) above, the Borrower and that Lender shall thereafter consult with each other and use reasonable commercial efforts for a period of thirty (30) days or in the event that the Event of Illegality takes effect before the expiration of thirty (30) days, for the maximum number of days available before the Event of Illegality takes effect with a view to restructuring the Facility in such a way as to avoid the effect of the Event of Illegality.

(c)  If agreement cannot be reached between the parties within the period specified in paragraph (b) above:

(i)	the Borrower shall repay the share of that Lender in the Advances on the date specified in paragraph (d) below to the extent required to resolve the illegality; and

(ii)	the Commitment of that Lender will be immediately cancelled.

(d)  The date for repayment of a Lender's share in an Advance or Advances as a result of an Event of Illegality will be:

(i)	the last day of the current Interest Period of the relevant Advance; or

(ii)	if earlier, the date specified by that Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by applicable law).

5.7  [INTENTIONALLY OMITTED]

5.8  Mandatory Prepayment: Change of Control of any Time Charterer.

(a)  The Borrower must promptly notify the Administrative Agent if it becomes aware of any person or group of persons acting in concert gaining control of any Time Charterer, be it direct or indirect.

(b)  If, after notification under paragraph (a) above or if the Administrative Agent otherwise becomes aware of the same in respect of the Time Charterer, the Administrative Agent (acting on the instructions of all of the Lenders, such instructions to be given reasonably) considers that the change of control of the Time Charterer has, or is reasonably likely when it takes effect to have, a Material Adverse Effect, the Administrative Agent shall promptly notify the Borrower of such conclusion and the provisions of the balance of this Section 5.8 shall have effect.

(c)  After notification under paragraph (b) above, the Borrower shall have six (6) months to obtain a suitable substitute charterer, such substitute charterer to be satisfactory in all respects to all of the Lenders.

(d)  Such substitute charterer must enter into any and all documents equivalent in all material respects to the documents currently existing and entered into by the relevant Time Charterer, or such other documents as are acceptable to the Lenders.

(e)  If the Borrower is unable to obtain a suitable substitute charterer in accordance with the terms of this Section 5.8, the Borrower shall immediately prepay all outstanding Advances in relation to the Collateral Vessels under charter with the relevant Time Charterer.

(f)  In paragraph (a) above: “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise by applicable law, and “controls” and “controlled” shall be construed in like manner;

5.9  Mandatory prepayment: Termination, Charter Breach or Expiration of Charter. Unless the Borrower complies with the provisions of Section 9.4(c) and enters into an acceptable substitute time charter or the Administrative Agent receives additional security reasonably satisfactory to the Administrative Agent (acting on the instructions of the Majority Lenders), upon the termination, Charter Breach, or expiration of a Time Charter, the Borrower shall prepay within 91 days of such expiration, Charter Breach, or termination an amount of the relevant Tranche relating to such Collateral Vessel to ensure that the aggregate of the Fair Market Value of all of the Collateral Vessels actually delivered in respect of the relevant Tranche is not less than 125% of the aggregate principal amount of the outstanding Advances in respect of such Collateral Vessels.

5.10  Interest and Costs with Prepayments/Application of Prepayments.

(a)  Any prepayment of the Facility made hereunder (including, without limitation, those made pursuant to Sections 5 and 8) shall be subject to the condition that on the date of prepayment all accrued interest to the date of such prepayment shall be paid in full with respect to the Facility or portions thereof being prepaid, together with any Breakfunding Costs (as certified by such Lender, which certification shall, absent any manifest error, be conclusive and binding on the Borrower).

(b)  All prepayments of the Facility under this Section 5 shall be applied towards the remaining installments of the Tranches on a pro-rata basis.

(c)  Each and every payment made on account of principal under the Facility to reduce the outstanding aggregate amount of each Tranche will be allocated: (a) in the case of the payments made to reduce the outstanding aggregate amount of Tranche A, first to 25% of the first Advance of Tranche A and thereafter, sequentially, to 25% of each subsequent Advance of Tranche A until 25% of the principal amount of each Advance of Tranche A has been paid, and thereafter to the remaining principal amount of Tranche A until the principal amount of Tranche A has been repaid; and (b) in the case of the payments made to reduce the outstanding aggregate amount of Tranche B, first to 25% of the first Advance of Tranche B and thereafter, sequentially, to 25% of each subsequent Advance of Tranche B until 25% of the principal amount of each Advance of Tranche B has been paid, and thereafter to the remaining principal amount of the Tranche B until the principal amount of Tranche B has been repaid, provided that the Borrower may, upon giving written notice to the Administrative Agent, request that any payment on account of principal to reduce the outstanding aggregate amount of either Tranche A or Tranche B be allocated otherwise than as set out above.

6.	INTEREST AND RATE

6.1  Applicable Rate. Each Advance shall bear interest at the Applicable Rate, which shall be the rate per annum which is equal to the aggregate of (a) LIBOR for the relevant Interest Period plus (b) the Margin. The Applicable Rate shall be determined by the Administrative Agent two (2) Banking Days prior to the first (1st) day of the relevant Interest Period and the Administrative Agent shall promptly notify the Borrower in writing of the Applicable Rate as and when determined. Each such determination, absent manifest error, shall be conclusive and binding upon the Borrower.

6.2  Default Rate. Any amounts due under this Agreement, not paid when due, whether by acceleration or otherwise, shall bear interest thereafter from the due date thereof until the date of payment at a rate per annum equal to the greater of (i) the Applicable Rate, plus two percent (2.0%) per annum or (ii) LIBOR for overnight or weekend deposits, as the case may be, plus the Margin plus two percent (2.0%) per annum (the “Default Rate”).

6.3  Interest Periods. The Borrower shall give the Administrative Agent an Interest Notice specifying the Interest Period selected at least three (3) Banking Days prior to the end of any then existing Interest Period, which notice the Administrative Agent agrees to forward on to all Lenders on a same day basis or as soon as practicable. If at the end of any then existing Interest Period the Borrower fails to give an Interest Notice, the relevant Interest Period shall be three (3) months. The Borrower's right to select an Interest Period shall be subject to (i) the limitations set forth in Section 12.2 hereof and (ii) the restriction that no selection of an Interest Period shall be effective unless no Event of Default or event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default shall have occurred and be continuing. No more than twenty-four (24) Interest Periods shall be outstanding at any one time; provided, however, that the Borrower and the Administrative Agent may agree to consolidate Interest Periods from various Advances in order to accommodate this provision. The Borrower shall reimburse the Lenders for any and all Breakfunding Costs (as certified by such Lender, which certification shall, absent any manifest error, be conclusive and binding on the Borrower) as a consequence of such consolidation or otherwise.

6.4  Interest Payments. Accrued interest on the Facility shall be payable in arrears on the last day of each Interest Period, except that if the Borrower shall select an Interest Period in excess of three (3) months, accrued interest shall be payable during such Interest Period on each three (3) month anniversary of the commencement of such Interest Period and upon the end of such Interest Period.

7.	PAYMENTS.

7.1  Place of Payments; No Set Off. All payments to be made hereunder by the Borrower shall be made to the Administrative Agent, not later than 12 p.m. New York time (any payment received after 12 p.m. New York time shall be deemed to have been paid on the next Banking Day) on the due date of such payment, at its office located at 200 Park Avenue, 31ST Floor, New York, New York 10166, USA or to such other office of the Administrative Agent as the Administrative Agent may direct, without set-off or counterclaim and free from, clear of, and without deduction or withholding for, any Taxes, provided, however, that if the Borrower shall at any time be compelled by law to withhold or deduct any Taxes from any amounts payable to the Lenders hereunder, then the Borrower shall pay such additional amounts in Dollars as may be necessary in order that the net amounts received after withholding or deduction shall equal the amounts which would have been received if such withholding or deduction were not required and, in the event any withholding or deduction is made, whether for Taxes or otherwise, the Borrower shall promptly send to the Administrative Agent such documentary evidence with respect to such withholding or deduction as may be required from time to time by the Lenders.

7.2  Tax Credits. If any Lender obtains the benefit of a credit against the liability thereof for Taxes imposed by any taxing authority for all or part of the Taxes as to which the Borrower has paid additional amounts as aforesaid, then such Lender shall pay an amount to the Borrower which that Lender determines will leave it (after such payment) in the same position as it would have been had the Tax payment not been made by the Borrower. Each Lender agrees that in the event that Taxes are imposed on account of the situs of its loans hereunder, such Lender, upon acquiring knowledge of such event, shall, if commercially reasonable and if, in the opinion of that Lender, is not prejudicial to it, shift such loans on its books to another office of such Lender so as to avoid the imposition of such Taxes. Nothing contained in this clause shall in any way prejudice the right of the Lenders to arrange their tax affairs in such way as they, in their sole discretion, deem appropriate. In particular, no Lender shall be required to obtain such tax credit, if this interferes with the way such Lender normally deals with its tax affairs.

7.3  Lender Assignment. If (a) a Lender assigns or transfers any of its rights and obligations under the Credit Agreement under Section 11; (b) a Lender changes its facility office; or (c) if the Administrative Agent changes its office pursuant to Section 7.1, and such assignment, transfer or change requires the Borrower to make a deduction or withholding for or on account of Taxes with respect to any payment under a Facility Document or to pay any increased costs pursuant to Section 12.2, the Borrower will not obliged to make such deduction or withholding or pay such increased costs.

7.4  Sharing of Setoffs. Each Lender agrees that if it shall, through the exercise of a right of banker’s lien, setoff or counterclaim or pursuant to a secured claim under Section 506 of the Federal Bankruptcy Code or other security or interest arising from, or in lieu of, such secured claim, exercised or received by such Lender under any applicable bankruptcy, insolvency or other similar law or otherwise, or by any other means, obtain payment (voluntary or involuntary) in respect of the Facility as a result of which its funded Commitment shall be proportionately less than the funded Commitment of any other Lender, it shall be deemed simultaneously to have purchased from such other Lender at face value, and shall promptly pay to such other Lender the purchase price for, a participation in the funded Commitment of such other Lender so that the aggregate funded Commitment of each Lender shall be in the same proportion to the aggregate funded Commitments then outstanding as its funded Commitment prior to such exercise of banker’s lien, setoff or counterclaim or other event was to the principal amount of all funded Commitments outstanding prior to such exercise of banker’s lien, setoff or counterclaim or other event; provided, however, that, if any such purchase or purchases or adjustments shall be made pursuant to this Section 7.4 and the payment giving rise thereto shall thereafter be recovered, such purchase or purchases or adjustments shall be rescinded to the extent of such recovery and the purchase price or prices or adjustment restored without interest. Any Lender holding a participation in a funded Commitment deemed to have been so purchased may exercise any and all rights of banker’s lien, setoff or counterclaim with respect to any and all monies owing to such Lender by reason thereof as fully as if such Lender had made an advance in the amount of such participation. The Borrower expressly consents to the foregoing arrangement.

7.5  Computations; Banking Day. (a) All computations of interest and fees shall be made by the Administrative Agent or the Lenders, as the case may be, on the basis of a 360-day year, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which interest or fees are payable. Each determination by the Administrative Agent or the Lenders of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b)  Whenever any payment hereunder or under the Note shall be stated to be due on a day other than a Banking Day, such payment shall be due and payable on the next succeeding Banking day unless the next succeeding Banking Day falls in the following calendar month, in which case it shall be payable on the immediately preceding Banking Day.

8.	EVENTS OF DEFAULT.

8.1  Events of Default. The occurrence of any of the following events shall be an Event of Default:

(a)  Non-payment. The Borrower does not pay on the due date any amount payable by it under the Facility Documents in the manner required under the Facility Documents, unless the non-payment:

(i)	is caused by technical or administrative error; and

(ii)	is remedied within three (3) Banking Days of the due date; or

(b)	Breach of other obligations. Any of the following occurs in respect of the Borrower:

(i)  The Borrower defaults in the performance of any term, covenant (including but not limited to the covenants contained in Section 9 hereof) or agreement contained in this Agreement, the Note, any Hedge Agreement, the Security Documents or any of them, or any other instrument, document or agreement delivered in connection herewith or therewith, or there occurs any other event which constitutes a default under this Agreement, the Note, any Hedge Agreement or any of the Security Documents other than an Event of Default referred to elsewhere in this Section 8, and such default is, in the opinion of the Administrative Agent, capable of remedy, and continues unremedied for a period of thirty (30) days after written notice; or

(ii)  the Borrower fails to comply with the provisions of Section 4.8 (to the extent applicable) or breaches any covenant to maintain (A) the registration of any Mortgage or Security Document in a first priority and perfected position, (B) the registration of any Collateral Vessel, (C) the Insurances required under any Mortgage or (D) the financial covenants of Section 9.3, provided always that, in the case of the foregoing (A) and (B), if the non-compliance is caused by technical or administrative error only, is corrected within three (3) Banking Days of the earlier of the Administrative Agent giving notice to the Borrower and discovery by the Borrower (for the purpose of this paragraph “discovery” means actual awareness), and, in the case of the foregoing (C) , if the non-compliance is caused by technical or administrative error only, is corrected within one (1) Banking Day and in each case the Administrative Agent (acting on the good faith and reasonable instructions of the Majority Lenders) is satisfied that the Creditors have neither suffered nor will, in the future, suffer any material detriment (whether financial, to their security position or otherwise howsoever) as a result of the non-compliance; or

(iii)  Any Party (other than the Borrower or a Creditor) does not comply with any terms of the Facility Documents which the Administrative Agent (acting on the good faith and reasonable instructions of the Majority Lenders) considers to be material, unless the non-compliance:

(A)	is capable of remedy; and

(B)	is remedied within fourteen (14) days of the earlier of the Administrative Agent giving notice and discovery by the relevant Party (“discovery” having the same meaning as in Section 8.1(b)(ii)); or

(c)  Misrepresentation. A representation made or repeated by the Borrower (or by any other Party other than a Creditor) in any Facility Document or in any document delivered by or on behalf of the Borrower under any Facility Document is incorrect in any respect which the Administrative Agent (acting on the good faith and reasonable instructions of the Majority Lenders) considers to be material when made or deemed to be repeated, unless the circumstances giving rise to the misrepresentation:

(d)  are capable of remedy; and

(i)	are remedied within thirty (30) days of the earlier of the Administrative Agent giving notice and the relevant Party becoming aware of the misrepresentation; or

(d)  Cross-default. Any of the following occurs in respect of the Borrower:

(i)	any of its Indebtedness is not paid when due (after the expiry of any originally applicable grace period);

(ii)	any of its Indebtedness:

(A)	becomes prematurely due and payable;

(B)	is placed on demand;

(C)	is capable of being declared by a creditor to be prematurely due and payable prior to its scheduled repayment date or being placed on demand;

(D)	in each case, as a result of an event of default (howsoever described) and after the expiry of any applicable grace period; or

(iii)	any commitment for its Indebtedness is cancelled or suspended as a result of an event of default (howsoever described),

unless the aggregate amount of Indebtedness falling within paragraphs (i) to (iii) above is less than Twenty Five Million Dollars ($25,000,000) or its equivalent ; or

(e)  Insolvency. Any of the following occurs in respect of the Borrower:

(i)	it is, or is deemed for the purposes of any applicable law to be, unable to pay its debts as they fall due or insolvent;

(ii)	it admits its inability to pay its debts as they fall due;

(iii)	it suspends making payments on any of its debts or announces an intention to do so;

(iv)	by reason of actual or anticipated financial difficulties, it begins negotiations with any creditor for the rescheduling of any of its indebtedness; or

(v)	a moratorium is declared in respect of any of its indebtedness.

If a moratorium occurs in respect of the Borrower, the ending of the moratorium will not remedy any Event of Default caused by the moratorium; or

(f)  Insolvency proceedings.

(i)	Except as provided in paragraph (ii) below, any of the following occurs in respect of the Borrower:

(A)
The Borrower files a petition for reorganization or liquidation in bankruptcy or any step is taken with a view to a moratorium, a composition, assignment or similar arrangement with any of its creditors;

(B)
a meeting of its shareholders, directors or other officers is convened for the purpose of considering any resolution to petition for or to file documents with a court for its reorganization, liquidation, winding-up, administration or dissolution or any such resolution is passed;

(C)	any person presents a petition, or files documents with a court for the Borrower’s reorganization, liquidation, winding-up, administration or dissolution;

(D)	an order for its reorganization, liquidation, winding-up, administration or dissolution is made;

(E)	any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer is appointed in respect of it or any of its assets;

(F)
its directors, shareholders or other officers request the appointment of, or give notice of their intention to appoint a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer; or

(G)	any other analogous step or procedure is taken in any jurisdiction.

(ii)	Paragraph (i) above does not apply to a petition for reorganization, liquidation or winding-up presented by a creditor which is discharged within fourteen (14) days; or

(g)  Creditors' process. Any attachment, sequestration, distress, execution or analogous event affects any asset(s) of the Borrower, having an aggregate value of Twenty Five Million Dollars ($25,000,000) or its equivalent and is not discharged within thirty (30) days; or

(h)  Cessation of business. The Borrower ceases, or threatens to cease, to carry on business except as a result of any disposal not prohibited under this Agreement; or

(i)  Failure to pay final judgment. The Borrower fails to comply with or pay any sum due from it under any final judgment or any final order made or given by any court of competent jurisdiction; or

(j)  Effectiveness of Facility Documents.

(i)	It is or becomes unlawful for the Borrower or any other Party (other than a Creditor) to perform any of its material obligations under the Facility Documents;

(ii)	Any material provision of a Facility Document is not effective or is alleged by the Borrower to be ineffective for any reason;

(iii)	Any material provision of a Facility Document is not effective or is alleged by any Party (other than a Creditor or the Borrower) to be ineffective for any reason;

(iv)	The Borrower repudiates any material provision of a Facility Document or evidences an intention to repudiate any material provision of a Facility Document; or

(v)	Any Party (other than a Creditor) repudiates any material provision of a Facility Document or evidences an intention to repudiate any material provision of a Facility Document; or

(k)  Invalidity of Security Documents. Any of the Security Documents ceases to be valid in any material respect or any of those Security Documents creating a Security Interest in favour of the Administrative Agent ceases to provide a perfected first priority security interest in favour of the Administrative Agent; or

(l)  Change of Control. A Change of Control shall occur.

Upon and during the continuance of any Event of Default, the Lenders’ obligation to make the Facility available shall cease and the Administrative Agent, on the instructions of the Majority Lenders shall, by notice to the Borrower, declare the entire unpaid balance of the Facility, accrued interest and any other sums payable by the Borrower hereunder or under the Note due and payable, whereupon the same shall forthwith be due and payable without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived; provided that upon the happening of an event specified in subsections (e) or (f) of this Section 8.1 with respect to the Borrower, the Note shall be immediately due and payable without declaration or other notice to the Borrower. In such event, the Lenders may proceed to protect and enforce their rights by action at law, suit in equity or in admiralty or other appropriate proceeding, whether for specific performance of any covenant contained in this Agreement, in the Note or in any Security Document, or in aid of the exercise of any power granted herein or therein, or the Lenders may proceed to enforce the payment of the Note or to enforce any other legal or equitable right of the Lenders, or proceed to take any action authorized or permitted under the terms of any Security Document or by applicable law for the collection of all sums due, or so declared due, on the Note. Without limiting the foregoing, the Borrower agrees that during the continuance of any Event of Default each of the Lenders shall have the right to appropriate and hold or apply (directly, by way of set-off or otherwise) to the payment of the obligations of the Borrower to the Lenders hereunder and/or under the Note (whether or not then due) all monies and other amounts of the Borrower then or thereafter in possession of any Lender pursuant to any Facility Document, the balance of any deposit account (demand or time, mature or unmatured) of the Borrower then or thereafter with any Lender held pursuant to any Facility Document and every other claim of the Borrower then or thereafter against any of the Lenders pursuant to any Facility Document.

8.2  Indemnification. The Borrower agrees to, and shall, indemnify and hold the Creditors harmless against any loss, as well as against any costs or expenses (including legal fees and expenses), which any Creditor sustains or incurs as a consequence of any default in payment of the principal amount of the Facility, interest accrued thereon or any other amount payable hereunder, under the Note or under any Security Documents, including, but not limited to, all actual losses incurred in liquidating or re-employing fixed deposits made by third parties or funds acquired to effect or maintain the Facility or any portion thereof. Any Creditor’s certification of such costs and expenses shall, absent any manifest error, be conclusive and binding on the Borrower.

8.3  Application of Monies. Except as otherwise provided in any Security Document, all monies received by the Administrative Agent, the Security Agent or the Lenders under or pursuant to this Agreement, the Note or any of the Security Documents after the happening of any Event of Default (unless cured to the satisfaction of the Majority Lenders) shall be applied by the Administrative Agent in the following manner:

(i)
first, in or towards the payment or reimbursement of any expenses or liabilities incurred by the Administrative Agent or the Security Agent in connection with the ascertainment, protection or enforcement of their respective rights and remedies hereunder and under the Note and under the Security Documents;

(ii)	secondly in or towards payment of any interest owing in respect of the Facility then outstanding;

(iii)	thirdly in or towards repayment of the principal amount of the Facility then outstanding;

(iv)	fourthly in or towards payment of all other sums which may be owing to the Creditors under this Agreement, the Note and the Security Documents or any of them;

(v)	fifthly, in or towards the payments of any amounts then owed under any Hedge Agreement; and

(vi)	sixthly, the surplus (if any) shall be paid to the Borrower or to whomsoever else may be entitled thereto.

9.	COVENANTS.

9.1  Affirmative Covenants. The Borrower hereby covenants and undertakes with the Creditors that, from the date hereof and so long as any principal, interest or other monies are owing in respect of the Facility or under this Agreement, the Note, the Security Documents or any of them, the Borrower will:

(a)  Corporate Existence. Maintain its corporate existence and remain duly organized and validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as the case may be, and obtain and promptly renew from time to time, and promptly furnish certified copies to the Administrative Agent of, all such authorizations, approvals, consents and licenses as may be required under any applicable law or regulation to enable it to perform its obligations under this Agreement, the Note and the Security Documents to which it is a party or required for the validity or enforceability thereof or required to enable it to continue to own the Collateral Vessels, and it shall comply with the terms of the same;

(b)  Performance of Obligations. Duly perform and observe, and procure the observance and performance by all other parties thereto (other than the Creditors) of the terms of this Agreement, the Note and the Facility Documents;

(c)  Events of Default. Promptly inform the Administrative Agent of any occurrence of which it becomes aware (i) which constitutes or, with the giving of notice or lapse of time or both, would constitute, an Event of Default or (ii) which in its reasonable opinion, might adversely affect its ability, or the ability of any other party thereto, to perform its obligations under this Agreement, the Note and the Security Documents or any of them;

(d)  Further Acts. Without prejudice to Section 2 and this Section 9.1, obtain every consent and do all other acts and things which the Administrative Agent may from time to time reasonably request for the continued due performance of all its and any other Party's (other than the Creditors) respective obligations under this Agreement, the Note and the Facility Documents;

(e)  Financial Information. Deliver to the Administrative Agent:

(i)
as soon as available but not later than ninety (90) days after the end of each fiscal year of the Borrower, complete copies of the audited financial statements thereof, all in reasonable detail, which shall include at least a balance sheet as of the end of such year, an income statement and a statement of sources and uses of funds for such year which shall be prepared by an Acceptable Accounting Firm;

(ii)
as soon as available, but not later than sixty (60) days after the end of each quarter of each fiscal year of the Borrower, quarterly interim balance sheets and the related profit and loss statements and sources and uses of funds (together with a Compliance Certificate), certified to be true and complete by the chief financial officer thereof;

(iii)
concurrently with each delivery of financial statements pursuant to subparagraphs (i) and (ii) of this sub-section (e), a certificate from the chief financial officer of the Borrower stating that he has reviewed the provisions of this Agreement, the Note and each of the Security Documents, and the performance or observance by Borrower thereof, and either stating that to his knowledge no event has occurred and no condition exists which constitutes or with the giving of notice or lapse of time, or both, would constitute an Event of Default under this Agreement or, if any such event has occurred or condition exists specifying the nature and period of existence of such event or condition of which he has knowledge and what action the Borrower is taking or proposes to take with respect thereto; and

(iv)
copies of (A) the annual audited financial statements and semi-annual financial statements of CSCL and COSCO Holdings and (B) the annual financial statements and semi-annual financial statements of the Tranche B Time Charterer and CSCL (Hong Kong), for the relevant financial period as soon as such statements become publicly available, and if such statements are not made publicly available, then within 120 days of end of the relevant financial period.

(f)  Compliance with Law. Do, or cause to be done all things necessary to (i) be in all material respects in compliance with all Environmental Approvals required to operate its business as then being conducted, and (2) comply with all applicable laws, and the rules and regulations thereunder, in all material respects, including, without limitation, Environmental Laws and comply with those laws, rules and regulations relating to employee benefit plans;

(g)  Environmental Matters. Promptly upon the occurrence of any of the following conditions, provide to the Administrative Agent a certificate of a chief executive officer thereof, specifying in detail the nature of such condition and its proposed response or the response of its Environmental Affiliates: (i) its receipt or the receipt by its Environmental Affiliates of any written communication whatsoever that alleges that the Borrower or any Environmental Affiliate is not in compliance with any applicable Environmental Law or Environmental Approval, if such noncompliance could reasonably be expected to have a Material Adverse Effect, (ii) knowledge by it, or any of its Environmental Affiliates that there exists any Environmental Claim pending or threatened against the Borrower or any Environmental Affiliate, which could reasonably be expected to have a Material Adverse Effect, or (iii) knowledge by it of any release, emission, discharge or disposal of any material that could form the basis of any Environmental Claim against it or any of its Environmental Affiliates if such Environmental Claim could reasonably be expected to have a Material Adverse Effect. Upon the written request of the Administrative Agent, it will submit to the Administrative Agent at reasonable intervals, a report providing an update of the status of any issue or claim identified in any notice or certificate required pursuant to this subsection. For the purposes of this subsection, “Environmental Affiliate” shall mean any person or entity the liability of which for Environmental Claims the Borrower has assumed by contract or operation of law;

(h)  Litigation. As soon as the same is instituted (or, to the knowledge of the Borrower, threatened), furnish or caused to be furnished to the Administrative Agent details of any litigation, arbitration or administrative proceedings against or involving the Borrower which are likely to have a Material Adverse Effect;

(i)  Collateral Vessel Valuations. Upon the request of the Administrative Agent whenever the determination of Fair Market Value of the Tranche A and/or Tranche B Collateral Vessels is required by the terms hereof, obtain appraisals addressed to the Administrative Agent of the Fair Market Value of each of the applicable Collateral Vessels; such valuations are to be at the Borrower's cost and shall not be older than thirty (30) days. In the event the Borrower fails or refuses to obtain the valuations requested pursuant to this Section 9.1(i) within ten (10) days of the Administrative Agent’s request therefor, the Administrative Agent will be authorized to obtain such valuations, at the Borrower’s cost, from two of the approved ship brokers listed in Schedule 3, which valuations shall be deemed the equivalent of valuations duly obtained by the Borrower pursuant to this Section 9.1(i) and shall be at the Borrower’s cost, but the Administrative Agent’s actions in doing so shall not excuse any default of the Borrower under this Section 9.1(i);

(j)  Inspection and Survey Reports. If the Administrative Agent shall so request, provide the Administrative Agent with copies of all inspection and survey reports on the Collateral Vessels and, if the Administrative Agent shall so require and has a reasonable basis to believe that a Collateral Vessel has not been properly maintained in any material respect or has experienced significant technical problems, cause such Collateral Vessel to be surveyed by a surveyor appointed by the Administrative Agent. All reasonable costs arising in connection with any such survey or surveys (including, but not without limitation, the fees of the relevant surveyor or firm of surveyors appointed by the Administrative Agent to make such survey or surveys) shall be borne by the Borrower; provided, however, that the Borrower shall only be required to pay for one such report per Collateral Vessel during any one calendar year;

(k)  Brokerage Commissions, etc. Indemnify and hold the Administrative Agent and the Lenders harmless from any claim for any brokerage commission, fee or compensation from any broker or third party resulting from dealings of or with the Borrower in connection with the transactions contemplated hereby;

(l)  ERISA Liability. Promptly upon learning of the occurrence of any material liability of the Borrower or any ERISA Affiliate pursuant to ERISA in connection with the termination of any Plan or withdrawal or partial withdrawal from any multiemployer plan (as defined in ERISA) or of a failure to satisfy the minimum funding standards of Section 412 of the Code or Part 3 of Title I of ERISA by any Plan in each case for which the Borrower or any ERISA Affiliate is plan administrator (as defined in ERISA), furnish or cause to be furnished to the Administrative Agent written notice thereof;

(m)  ISM Code and ISPS Code. After delivery of each Collateral Vessel, (i) procure that the Operator of such Collateral Vessel will comply, in all material respects, with and ensure that the Collateral Vessel which it operates will comply, in all material respects, with the requirements of the ISM Code and the ISPS Code, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto; and (ii) procure that the Operators will immediately inform the Administrative Agent if there is any threatened or actual withdrawal of the DOC, ISSC or SMC in respect of the Collateral Vessel; and (iii) will procure that the Operator will promptly inform the Administrative Agent upon the issuance to the Borrower or Operator of a DOC and the issuance to the Collateral Vessel of an SMC and an ISSC;

(n)  Insurance. Insure, and keep insured, the Collateral Vessels in accordance with the terms of the Mortgages, which provide that each Collateral Vessel will be insured with respect to:

(i)	all risks hull and machinery (including excess risks);

(ii)	war risks covering, inter alia, the perils of terrorism, confiscation, expropriation, nationalization and seizure; and

(iii)	protection and indemnity risks (including pollution risks, crew, cargo, contractual and removal of wreck insurance);

(o)  Other Insurance. With financially sound and reputable insurers, insure its properties and the properties of its consolidated subsidiaries, if any, in such amounts and against such risks as are usually and customarily insured against by companies in a similar business with respect to properties of a similar character;

(p)  Money Laundering. Upon the Administrative Agent's request, promptly supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent in order for each Lender to carry out and be satisfied with the results of all necessary “know your client” or other checks which it is required to carry out in relation to the transactions contemplated by this Agreement, the Note and the Security Documents and to the identity of any parties to the Security Documents (other than the Lenders) and their directors and officers;

(q)  Time Charters. Subject to Section 9.4(b), for the duration of the period of the Facility, keep the Collateral Vessels employed under their respective Time Charters in accordance with the Deed of Covenants;

(r)  Pari Passu Ranking. Ensure that its payment obligations under the Facility Documents rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally;

(s)  Security. The Borrower:

(i)
will procure, from and after delivery of each Collateral Vessel, that the relevant Statutory Mortgage is, and continues to be, registered as a first priority mortgage on the Hong Kong Shipping Register for such Collateral Vessel;

(ii)
without prejudice to sub-paragraph (i) will procure that the Statutory Mortgage and any other security conferred by it under any Security Document with respect to such Collateral Vessel are registered as a first priority interest with the relevant authorities within the period prescribed by the applicable laws and is maintained and perfected with the relevant authorities;

(iii)	will at its own cost, use best efforts to ensure that any Facility Document validly creates the obligations and security interests, as the case may be, which it purports to create; and

(iv)
without limiting the generality of the foregoing above, will at its own cost, promptly register, file or record any Facility Document with any court or authority, pay any stamp, registration or similar tax payable in respect of any Facility Document, give any notice or take any other step which, in the reasonable opinion of the Administrative Agent, is or has become necessary or desirable for any Facility Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any security interest which it creates; and

(t)  Provision of Further Information. And will procure that the Manager shall, as soon as practicable following receipt of a request by the Administrative Agent, provide the Administrative Agent, with sufficient copies for all the Lenders, with any additional or further financial or other information relating to any of the Collateral Vessels, the Insurances or to any other matter relevant to, or to any provision of, a Facility Document which the Administrative Agent may reasonably request.

9.2  Negative Covenants. The Borrower hereby covenants and undertakes with the Lenders that, from the date hereof and so long as any principal, interest or other monies are owing in respect of the Facility or under this Agreement, the Note, the Security Documents or any of them, the Borrower will not:

(a)  Liens. Without prior consent of the Majority Lenders, create, assume or permit to exist any Security Interest whatsoever upon (i) any of the Collateral Vessels or any other property subject to the Security Documents, except for Permitted Liens or (ii) the Management Agreement, except for that certain assignment with respect thereto dated August 17, 2005;

(b)  Change Business/Change Office. (i) change the general nature of its business from that carried on at the date of this Agreement, namely the direct or indirect ownership, operation and chartering of container vessels and any business incidental thereto and (ii) change its principal place of business or open any new office for the conduct of its business on less than thirty (30) days prior written notice to the Administrative Agent and (iii) establish, or do anything as a result of which it would be deemed to have, a place of business in any location other than the Republic of the Marshall Islands, Hong Kong and Vancouver;

(c)  No Other Business Assets or Indebtedness. Engage in any business other than the direct or indirect ownership, operation and chartering of container vessels and any business incidental thereto, nor shall the Borrower incur any Indebtedness to be secured in any way on the Collateral Vessels, or any of them, or any other collateral granted pursuant to the Security Documents other than the Indebtedness contemplated by this Agreement or any Hedge Agreements;

(d)  Dividends. Pay any dividends or make any other distributions (whether by loan or otherwise) to shareholders unless, under applicable law and accounting principles in its jurisdiction of incorporation it is entitled to distribute as dividends or such other distribution and no Event of Default has occurred and is continuing;

(e)  Transactions With Affiliated Companies. Enter into any material transaction with any Affiliate of it unless it is either (i) to comply with any obligations the Borrower may have under the Facility Documents or (ii) on an arm's length basis or on terms reasonably consistent with and having a substantially similar commercial effect to an arm's length transaction;

(f)  Merge. Enter into any merger, amalgamation, spin-off or reorganization other than as agreed by the Administrative Agent (acting on the instructions of the Majority Lenders);

(g)  Change Flag or Class. Without the prior written consent of the Lenders, change, or allow to be changed, any of the Collateral Vessels' flags, registration or classification society;

(h)  Change of Collateral Vessel Management. Change, or allow to change, the Operator or the Manager of a Collateral Vessel;

(i)  Charter Amendment. Amend or agree to any material amendments with respect to the Time Charters or the Tranche B Time Charters Guarantees or any other charter relating to a Collateral Vessel without the prior written consent of the Majority Lenders;

(j)  Money Laundering. In connection with this Agreement, the Note or any of the Security Documents, contravene, any law, official requirement or other regulatory measure or procedure implemented to combat “money laundering” (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities) and comparable United States Federal and state laws;

(k)  No Amendment to Related Contracts. Amend or agree to any material amendment to the Related Contracts without the prior written consent of the Administrative Agent (acting on the instructions of the Majority Lenders).

9.3  Financial Covenants. In this Section 9.3, the following words and expressions below shall, except where the context otherwise requires, have the meanings attributed to them below:

“Cash and Cash Equivalents” means, as at any date of determination:

(a)	cash in hand or on deposit in the Retention Account;

(b)
any investment in marketable obligations issued or guaranteed by the government of the United States of America, Canada or the United Kingdom or by an instrumentality or agency of the government of the United States of America, Canada or the United Kingdom, maturing within one (1) year after the relevant date of calculation;

(c)
time deposits and certificates of deposit of any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a credit rating of either A by S&P or Fitch or A2 by Moody's which time deposits and certificates of deposit mature within one (1) year after the relevant date of calculation;

(d)
repurchase obligations with a term of not more than ninety (90) days for underlying securities of the type referred to in subclause (b) above entered into with any bank meeting the qualifications specified in subclause (c) above;

(e)	open market commercial paper:

(i)	for which a recognised trading market exists;

(ii)	issued in the United States of America, Canada or the United Kingdom;

(iii)	which matures within one (1) year after the relevant date of calculation; and

(iv)
which has a credit rating of either A-1 by S&P or Fitch or P-1 by Moody's, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term debt obligations, an equivalent rating; and

(f)
any other instrument, security or investment approved by the Majority Lenders, in each case, to which the Borrower is beneficially entitled at that time, which is unencumbered (other than by any of the Security Documents) and which is capable of being applied against Total Borrowings.

“EBITDA” means the net income of the Borrower for a Measurement Period as adjusted by:

(b)  adding back taxation;

(c)  adding back Interest Expenses;

(d)  taking no account of any extraordinary item;

(e)  excluding any amount attributable to minority interests;

(f)  adding back depreciation and amortisation; and

(g)  taking no account of any revaluation of an asset or any loss or gain over book value arising on the disposal of an asset (otherwise than in the ordinary course of trading) by the Borrower during that Measurement Period.

“Interest and Principal Coverage Ratio” means, as at any date of determination and with respect to any period, the ratio of EBITDA for such period to Interest and Principal Expense for such period.

“Interest and Principal Expense” means all Interest Expense incurred and all payments of principal made by the Borrower during a Measurement Period.

“Interest Expense” means all cash interest and cash commitment fees incurred by the Borrower during a Measurement Period.

“Marketable Securities” means any bonds, stocks, notes or bills payable in a freely convertible and transferable currency and which are listed on a stock exchange acceptable to the Administrative Agent (acting on the instructions of the Majority Lenders).

“Measurement Period” means, at any time, the last four (4) fiscal quarters for the Borrower provided always that until four (4) fiscal quarters have elapsed from the date of this Agreement, it shall mean the period from the date of this Agreement until the date of determination.

“Net Interest Coverage Ratio” means, as at any date of determination and with respect to any period, the ratio of EBITDA for such period to Net Interest Expense for such period.

“Net Interest Expense” means Interest Expense less all interest and other financing charges received by the Borrower during a Measurement Period.

“Tangible Net Worth” means at any time the amount paid up or credited as paid up on the issued share capital of the Borrower based on the latest published audited balance sheet of the Borrower but adjusted by:

(h)  adding any amount standing to the credit of the profit and loss account of the Borrower for the period ending on the date of such latest balance sheet;

(i)  deducting any dividend or other distribution declared, recommended or made by the Borrower;

(j)  deducting any amount standing to the debit of the profit and loss account of the Borrower for the period ending on the date of such latest balance sheet;

(k)  deducting any amount attributable to goodwill (other than goodwill attributable to all vessels owned or leased with a purchase option by the Borrower) or any other intangible asset;

(l)  deducting any amount attributable to an upward revaluation of assets after the date of this Agreement;

(m)  adding the amount referred to in Schedule 4 hereof for the date of the latest balance sheet which represents the difference between the purchase price of those certain delivered vessels listed on Schedule 4 hereof paid by the Borrower and the book value of such delivered vessels reduced for depreciation in equal increments over a thirty (30) year period;

(n)  reflecting any variation in the amount of the issued share capital of the Borrower and the capital and revenue reserves of the Borrower after the date of such latest balance sheet;

(o)  reflecting any variation in the interest of the Borrower since the date of such latest balance sheet;

(p)  excluding any amount attributable to deferred taxation; and

(q)  excluding any amount attributable to minority interests.

“Total Assets” means, at any date, the aggregate of:

(r)  the then current book values of all vessels owned or leased with a purchase option by the Borrower, but adding back, in relation to those certain delivered vessels listed on Schedule 4 hereof, the amount referred to in paragraph (f) of the definition of Tangible Net Worth;

(s)  the then current aggregate amount of cash, Marketable Securities (but no other bonds, notes or bills and less any cash or Marketable Securities accounted for in the definition of Total Borrowings below) and receivables due to the Borrower (less provision for bad and doubtful debts) as shown in the latest financial statements; and

(t)  the book values of all other assets as shown in such latest financial statements.

“Total Borrowings” means, in respect of the Borrower, at any time the aggregate of the following:

(u)  the outstanding principal amount of any monies borrowed;

(v)  the outstanding principal amount of any acceptance under any acceptance credit;

(w)  the outstanding principal amount of any bond, note, debenture, loan stock or other similar instrument;

(x)  the capitalized element of indebtedness under a finance or capital lease;

(y)  the outstanding principal amount of all monies owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis);

(z)  the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset;

(aa)  any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in paragraph (c) above;

(bb)  the outstanding principal amount of any indebtedness arising in connection with any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing; and

(cc)  the outstanding principal amount of any indebtedness of any person of a type referred to in the above paragraphs which is the subject of a guarantee, indemnity or similar assurance against financial loss given by the Borrower.

Interpretation of this Section 9.3 shall take into account:

(i)  Except as provided to the contrary in this Agreement, an accounting term used in this Clause is to be construed in accordance with GAAP;

(ii)  Any amount in a currency other than Dollars is to be taken into account at its Dollar equivalent calculated on the basis of:

(A)
the Administrative Agent's spot rate of exchange for the purchase of the relevant currency in the London foreign exchange market with Dollars at or about 11.00 a.m. on the day the relevant amount falls to be calculated; or

(B)
if the amount is to be calculated on the last day of a financial period of the Borrower, the relevant rates of exchange used by the Borrower in, or in connection with, its financial statements for that period; and

(iii)  No item must be credited or deducted more than once in any calculation under this Section.

The Borrower hereby covenants and undertakes with the Lenders that, from the date hereof and so long as any principal or interest are outstanding or other monies are owing in respect of this Agreement, under the Note or under any of the Security Documents:

(dd)  Tangible Net Worth. The Borrower must ensure that Tangible Net Worth always exceeds Four Hundred and Fifty Million Dollars ($450,000,000).

(ee)  Leverage. The Borrower must ensure that Total Borrowings are always less than 65% of Total Assets at that time.

(ff)  Minimum Liquidity. If, at any time, more than fifty percent (50%) of the Collateral Vessels (assessed by value) are subject to time charters which have a remaining term of one year or less (excluding any optional extensions not then exercised), the Borrower must ensure that the Cash and Cash Equivalents held by the Borrower at such date of determination are not less than Twenty Five Million Dollars ($25,000,000).

(gg)  Net Interest Coverage Ratio. The Borrower must ensure that the Net Interest Coverage Ratio is always greater than 2.50 to 1.

(hh)  Interest and Principal Coverage Ratio. The Borrower must ensure that the Interest and Principal Coverage Ratio is always greater than or equal to 1.1 to 1.

(ii)  Charter Default. The Borrower must ensure at all times following a termination, Charter Breach, or expiration of a Time Charter, in circumstances where substitute charters complying with the requirements Section 9.4(c) have not been entered into by the Borrower within ninety (90) days of such termination, Charter Breach or expiration or if the Administrative Agent has not received additional security satisfactory to it in accordance with such Section 9.4(c), that the aggregate of the Fair Market Value of all of the Collateral Vessels actually delivered in respect of the relevant Tranche is not less than 125% of the aggregate principal amount of the outstanding Advances in respect of such Collateral Vessels.

(jj)  Testing of Financial Covenants. Each of the financial covenants set out in this Section 9.3 (inclusive) shall be tested by reference to each rolling twelve (12) month Measurement Period, provided always that the Interest and Principal Coverage Ratio referred to in Section 9.3(e) shall be tested on the basis of the financial statements of the Borrower for the last fiscal quarter of the Borrower in the event of the occurrence of the circumstances set out in Clause 9.3(f).

9.4  Additional Covenants Relating to Management and Chartering of the Collateral Vessels. The Borrower hereby covenants and undertakes with the Lenders that, from the date hereof and so long as any principal, interest or other monies are owing in respect of the Facility or under this Agreement, the Note, the Security Documents or any of them, the Borrower:

(a)  Management. Shall, and shall procure that the Manager shall, ensure that at all times after the relevant Delivery Date:

(i)  the relevant Collateral Vessel is managed by the Manager; and

(ii)  the Manager shall not terminate or materially vary the terms of its management or appoint an alternative manager, provided that the Borrower shall be entitled so to do with the prior written consent of the Administrative Agent (acting on the instructions of the Majority Lenders).

In the event that a Manager's appointment as manager of any one of the Collateral Vessels ceases or is terminated in circumstances where it was not possible for the Borrower to obtain the prior written consent of the Administrative Agent, the Borrower shall promptly and in any event within ten (10) days from the date of the termination of such Manager's appointment, provide to the Administrative Agent details of a replacement manager, such manager to be satisfactory to the Administrative Agent (acting on the instructions of the Majority Lenders).

(b)  Charters.  Will not let any of the Collateral Vessels on demise, consecutive voyage or voyage charter for any period without the consent of the Administrative Agent (acting on the instructions of the Majority Lenders) such consent not to be unreasonably withheld; provided, however, that the Borrower shall be entitled to charter the Collateral Vessels, in accordance with the terms of the Time Charters provided always that:

(i)	the Borrower shall remain liable under any time charter to perform all the obligations assumed by it under the Time Charter;

(ii)	the Administrative Agent shall not be under any obligations or liability under any time charter or liable to make any payment under that time charter; and

(iii)
the Administrative Agent shall not be obliged to enforce against any charterer any term of any time charter, or to make any enquiries as to the nature or sufficiency of any payment received by the Administrative Agent.

(c)	Termination, Charter Breach or Expiration of Time Charter. (i) Shall advise the Administrative Agent of any of the following events:

(A)	The termination of a Time Charter by either the Borrower or the relevant Time Charterer;

(B)	Any Charter Breach;

(C)	The expiration of a Time Charter;

(D)
As soon as it becomes aware of such event, the occurrence of an event of cross default of the nature referred to in Section 8.1(d) in respect of a Time Charterer, provided always that such event shall not arise in respect of the Time Charterer where the aggregate amount of the relevant Indebtedness of the Time Charterer is less than US$50,000,000 or its equivalent; or

(E)	As soon as it becomes aware of such event, the occurrence of an insolvency event of the nature referred to in Sections 8.1(e), 8.1(f), 8.1(g) and 8.1(h) in respect of a Time Charterer,

and upon the occurrence of any such event the Administrative Agent shall be (acting on the instructions of the Majority Lenders) entitled to require that the Borrower exercises all of its rights under the relevant Time Charter including, where applicable, the termination of the Time Charter in respect of the relevant Collateral Vessel.

(ii)  In the event of a termination, Charter Breach or expiration of a Time Charter in accordance with (i) above, the Borrower shall, within ninety (90) days of such Charter Breach, termination or expiration, enter into suitable substitute time charter with a charterer acceptable to the Lenders and with a term extending to at least the relevant Final Payment Date, such time charter to be in form and substance reasonably acceptable to the Administrative Agent (acting on the instructions of the Majority Lenders), provided that all amounts due and payable by the Borrower under the Facility have been paid and no due and payable amounts remaining outstanding, failing which the Borrower shall either:

(A)	prepay the outstanding Advances in accordance with Section 5.9; or

(B)
the Borrower shall provide or cause to be provided to the Administrative Agent such additional security as is satisfactory to the Administrative Agent (acting on the instructions of the Majority Lenders) so as to achieve the loan to value ratio referred to in Section 5.9.

10.	RETENTION ACCOUNT.

10.1  Maintenance of Retention Account. The Borrower shall maintain the Retention Account with the Administrative Agent until the Final Payment Date, free of any mortgage, pledge, lien, charge, encumbrance or any security interest whatsoever and rights of set-off other than as created by or pursuant to the Security Documents.

10.2  Transfers to Retention Account.

(i)  The Borrower shall procure that upon receipt of any amounts representing proceeds of a sale of a Collateral Vessel or proceeds following a Total Loss (as defined in the relevant Deed of Covenants) of a Collateral Vessel, such amounts are paid into the Retention Account.

(ii)  Upon the occurrence of an Event of Default which is continuing, the Borrower shall procure that all Earnings in respect of the Collateral Vessels are transferred into the Retention Account.

10.3  Application of Retention Account.

(a)  In the event that a mandatory prepayment obligation arises under Section 5.5 upon a sale or Total Loss (as defined in the relevant Deed of Covenants) of a Collateral Vessel, the Borrower shall procure that there is transferred from the Retention Account (and irrevocably authorises the Administrative Agent to transfer from the Retention Account) to the Administrative Agent in prepayment of the relevant Advance any amounts as may be required pursuant to Section 5.5; and (unless an Event of Default shall have occurred and be continuing) the balance of the proceeds of a sale or Total Loss (as defined in the Relevant Deed of Covenants) of the relevant Collateral Vessel, following the foregoing transfer in this subsection (a), may be released to such other account as the Borrower shall designate.

(b)  Following the occurrence of an Event of Default which is continuing, any monies standing to the credit of the Retention Account shall be applied in accordance with Section 8.3.

10.4  Restriction on Withdrawal. During the term of the Facility, no sum may be withdrawn from the Retention Account (except in accordance with this Section 10.4) without the prior written consent of the Administrative Agent (acting on the instructions of the Majority Lenders).

11.	ASSIGNMENT.

This Agreement shall be binding upon, and inure to the benefit of, the Borrower and the Creditors and their respective successors and assigns, except that the Borrower may not assign any of their rights or obligations hereunder. Each Lender shall be entitled to assign its rights and obligations under this Agreement or grant participation(s) in the Facility to any subsidiary, holding company or other affiliate of such Lender, to any subsidiary or other affiliate company of any thereof or to any other bank or financial institution approved by the Administrative Agent and the Borrower, which approval shall not be unreasonably withheld; provided, however, (i) no such assignment or participation shall be made or granted, as the case may be, if such assignment or participation shall result in increased costs or withholding or other Taxes to the Borrower, and (ii) that no consent of the Borrower shall be required if an Event of Default has occurred and is continuing at the time of such assignment and (iii) that no such consent shall be required if the assignee is, immediately prior to giving effect to such assignment, another bank or financial institution which is an Affiliate of the assigning Lender (in a minimum amount of not less than Five Million Dollars ($5,000,000)), or if lower than such minimum amount, the balance of such Lender’s Commitment, and such Lender shall forthwith give notice of any such assignment or participation to the Borrower and pay the Administrative Agent an assignment fee of Three Thousand Dollars ($3,000) for each such assignment or participation which is not made to a subsidiary, holding company or affiliate of the assigning Lender; provided, however, that any such assignment must be made pursuant to an Assignment and Assumption Agreement. The Borrower will take all actions reasonably requested by any Creditor to effect such assignment, including, without limitation, the execution of a written consent to any Assignment and Assumption Agreement.

12.	INCREASED COST, NON-AVAILABILITY, ETC.

12.1  Increased Costs. If any change in applicable law, regulation or regulatory requirement (including any applicable law, regulation or regulatory requirement which relates to capital adequacy or liquidity controls or which affects the manner in which any Lender allocates capital resources under this Agreement), of general application to financial institutions in such Lender’s jurisdiction or in the interpretation or application thereof by any governmental or other authority, shall:

(i)
subject any Lender to any Taxes (other than a Tax imposed on the net income of a Lender or its facility office by the jurisdiction in which it is incorporated, the jurisdiction in which its facility office is located, the jurisdiction in which payments under the Facility may be made or on the capital of that Lender employed in such jurisdiction or jurisdictions); or

(ii)
change the basis of taxation to any Lender of payments of principal or interest or any other payment due or to become due pursuant to this Agreement (other than a change in the basis effected by the jurisdiction of the organization of such Lender, the jurisdiction in which its facility office is located, the jurisdiction in which payments under the Facility may be made or on the capital of that Lender employed in such jurisdiction or jurisdictions); or

(iii)
impose, modify or deem applicable any reserve requirements or require the making of any special deposits against or in respect of any assets or liabilities of, deposits with or for the account of, or loans by, any Lender; or

(iv)	impose on any Lender any other condition affecting the Facility;

and the result of the foregoing is either to increase the cost to a Lender of making available or maintaining the Facility or any part thereof or to reduce the amount of any payment received by such Lender, then and in any such case if such increase or reduction in the reasonable opinion of such Lender materially and adversely affects the interests of such Lender under or in connection with this Agreement:

(b)  such Lender shall notify the Borrower of the happening of such event, and

(c)  the Borrower shall forthwith upon demand pay to such Lender such amount as the Lender certifies to be necessary to compensate the Lender for such additional cost or such reduction.

The Borrower will not need to make any payment to the Lenders for an increased cost to the extent that such increased cost (i) is compensated for under another section of this Agreement, or (ii) is attributable to the relevant Lender wilfully failing to comply with any law or regulation. The relevant Lender must use commercially reasonable efforts to mitigate any circumstances which arise and which result in any increased cost being payable to that Lender by the Borrower and the Borrower will indemnify that Lender for all costs and expenses reasonably incurred by it as a result of any such mitigation. Following a claim by a Lender for an increased cost, the Borrower shall, with the consent of the Administrative Agent (acting on the instructions of the Majority Lenders), be entitled to compel such Lender to transfer its Commitment pursuant to the terms of Section 11 to a Lender or new lender that the Borrower identifies.

12.2  Nonavailability of Funds. If the Administrative Agent shall determine that, by reason of circumstances affecting the London Interbank Market generally, adequate and reasonable means do not or will not exist for ascertaining the Applicable Rate for the Facility for any Interest Period, the Administrative Agent shall give notice of such determination to the Borrower. The Borrower and the Administrative Agent shall then negotiate in good faith in order to agree upon a mutually satisfactory interest rate and/or Interest Period to be substituted for those which would otherwise have applied under this Agreement. If the Borrower and the Administrative Agent are unable to agree upon such a substituted interest rate and/or Interest Period within thirty (30) days of the giving of such determination notice, the Administrative Agent shall set an interest rate and Interest Period to take effect from the expiration of the Interest Period in effect at the date of determination, which rate shall be equal to the applicable margin plus the cost to the Lenders (as noticed by the Lenders to the Administrative Agent and as certified by the Administrative Agent to the Borrower) of funding the Facility. In the event the state of affairs referred to in this Section 12.2 shall extend beyond the end of such Interest Period, the foregoing procedure shall continue to apply until circumstances are such that the Applicable Rate may be determined pursuant to Section 6.

12.3  Administrative Agent's Certificate Conclusive. A certificate or determination notice of the Administrative Agent as to any of the matters referred to in this Section 12 shall, save for any manifest error, be conclusive and binding on the Borrower.

12.4  Compensation for Losses. Where the Facility or any portion thereof is to be prepaid by the Borrower pursuant to any of the foregoing provisions of this Section 12 the Borrower shall simultaneously with such prepayment pay to the affected Lenders all accrued interest to the date of actual payment and all other sums payable by the Borrower to the Administrative Agent, the Security Agent or the Lenders pursuant to this Agreement together with such amounts as may be certified by the Administrative Agent to be necessary to compensate the Administrative Agent, the Security Agent or the Lenders for any loss, premium or penalties incurred or to be incurred by them on account of funds borrowed to make, fund or maintain the Facility or any part thereof for the remainder (if any) of the then current Interest Period or Interest Periods in accordance with Section 5.10 but otherwise without penalty or premium.

13.	CURRENCY INDEMNITIES.

13.1  Currency Conversion. If for the purpose of obtaining or enforcing a judgment in any court in any country it becomes necessary to convert into any other currency (the “judgment currency”) an amount due in Dollars under this Agreement, the Note or any of the Security Documents then the conversion shall be made, in the discretion of the Administrative Agent, at the rate of exchange prevailing either on the date of default or on the day before the day on which the judgment is given or the order for enforcement is made, as the case may be (the “conversion date”), provided that the Lenders shall not be entitled to recover under this clause any amount in the judgment currency which exceeds at the conversion date the amount in Dollars due under this Agreement, the Note or any of the Security Documents.

13.2  Change in Exchange Rate. If there is a change in the rate of exchange prevailing between the conversion date and the date of actual payment of the amount due, the Borrower shall pay such additional amounts (if any) as may be necessary to ensure that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of payment will produce the amount then due under this Agreement, the Note or any of the Security Documents in Dollars. Any excess over the amount due received or collected by the Lenders shall be remitted to the Borrower.

13.3  Additional Debt Due. Any amount due from the Borrower under this Section 13 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement, the Note and/or any of the Security Documents.

13.4  Rate of Exchange. The term “rate of exchange” in this Section 13 means the rate at which the Administrative Agent in accordance with its normal practices is able on the relevant date to purchase Dollars with the judgment currency and includes any premium and costs of exchange payable in connection with such purchase.

14.	FEES AND EXPENSES.

14.1  Fee Letter. On or prior to the date of this Agreement, the Borrower shall pay to the Administrative Agent and the Lenders such fees as the parties have agreed pursuant to the Fee Letter.

14.2  Commitment Fee. The Borrower shall pay to the Administrative Agent on behalf of the Lenders quarterly in arrears a commitment fee on the average undrawn portion of the Facility equal to 0.30% per annum (based on the actual number of days over 360 days) commencing from the date hereof through the Final Payment Date or, if earlier, the date all sums are prepaid pursuant to Section 5 hereof.

14.3  Expenses. The Borrower agrees, whether or not the transactions hereby contemplated are consummated, on demand to pay, or reimburse the Administrative Agent and the Security Agent for the payment of, the expenses of the Administrative Agent, the Security Agent and (after the occurrence and during the continuance of an Event of Default) the Lenders incident to said transactions (and in connection with any supplements, amendments, waivers or consents relating thereto or incurred in connection with the enforcement or defense the Creditors' rights or remedies with respect thereto or in the preservation of Creditors' priorities under the documentation executed and delivered in connection therewith), including, without limitation, all reasonable costs and expenses of preparation, negotiation, execution and administration of this Agreement and the documents referred to herein, the reasonable fees and disbursements of the Creditors' counsel in connection therewith, as well as the reasonable fees and expenses of any independent appraisers, surveyors, engineers, inspectors and other consultants retained by the Administrative Agent and the Security Agent in connection and in accordance with this Agreement and under the Security Documents, all costs and expenses, if any, in connection with the enforcement of this Agreement, the Note and the Security Documents and stamp and other similar taxes, if any, incident to the execution and delivery of the Credit Agreement, the Security Documents and the Note herein contemplated and to hold the Creditors free and harmless in connection with any liability arising from the nonpayment of any such stamp or other similar taxes. Such taxes and interest thereon, if any, and penalties related thereto as may become payable after the date hereof shall be paid immediately by the Borrower to the Creditors, as the case may be, when liability therefor is no longer contested by such party or parties or reimbursed immediately by the Borrower to such party or parties after payment thereof (if the Creditors, at their sole discretion, choose to make such payment) and such payment was required to be made under this Agreement or under applicable laws.

15.	APPLICABLE LAW, JURISDICTION, AND WAIVER.

15.1  Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

15.2  Jurisdiction. The Borrower hereby irrevocably submits to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York in any action or proceeding brought against it by any of the Lenders, the Administrative Agent or the Security Agent under this Agreement or under any document delivered hereunder and hereby irrevocably agrees that valid service of summons or other legal process on it may be effected by serving a copy of the summons and other legal process in any such action or proceeding on the Borrower by mailing or delivering the same by hand to the Borrower at the address indicated for notices in Section 17.1. The service, as herein provided, of such summons or other legal process in any such action or proceeding shall be deemed personal service and accepted by the Borrower as such, and shall be legal and binding upon the Borrower for all the purposes of any such action or proceeding. Final judgment (a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness of the Borrower to the Lenders, the Administrative Agent or the Security Agent) being a judgment that cannot or can no longer be appealed against the Borrower in any such legal action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment. The Borrower will advise the Administrative Agent promptly of any change of address for the purpose of service of process. Notwithstanding anything herein to the contrary, any of the Lenders, the Administrative Agent or the Security Agent may bring any legal action or proceeding in any other appropriate jurisdiction.

15.3  WAIVER OF JURY TRIAL. IT IS MUTUALLY AGREED BY AND AMONG THE BORROWER, THE ADMINISTRATIVE AGENT, THE SECURITY AGENT AND THE LENDERS THAT EACH OF THEM HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO AGAINST ANY OTHER PARTY HERETO ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE NOTE OR THE SECURITY DOCUMENTS.

16.	THE ADMINISTRATIVE AGENT.

16.1  Appointment of Administrative Agent. Each of the Lenders hereby irrevocably appoints and authorizes the Administrative Agent (which for purposes of this Section 16 shall be deemed to include the Administrative Agent acting in its capacity as Security Agent pursuant to Section 16.2) to take such action as Administrative Agent on its behalf and to exercise such powers under this Agreement, the Note, and the Security Documents as are delegated to the Administrative Agent by the terms hereof and thereof. Neither the Administrative Agent nor any of its directors, officers, employees or Administrative Agents shall be liable for any action taken or omitted to be taken by it or them under this Agreement, the Note, or the Security Documents or in connection therewith, except for its or their own gross negligence or willful misconduct.

16.2  Security Agent as Agent. Each of the Creditors irrevocably appoints the Security Agent as agent and trustee on its behalf with regard to (i) the security, powers, rights, titles, benefits and interests (both present and future) constituted by and conferred on the Lenders or any of them or for the benefit thereof under or pursuant to this Agreement, the Note or any of the Security Documents (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken to any Lender in the Agreement, the Note or any Security Document), (ii) all monies, property and other assets paid or transferred to or vested in any Lender or any agent of any Lender or received or recovered by any Lender or any agent of any Lender pursuant to, or in connection with, this Agreement, the Note or the Security Documents whether from the Borrower or any other person and (iii) all money, investments, property and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Lender or any agent of any Lender in respect of the same (or any part thereof). The Security Agent hereby accepts such appointment.

16.3  Distribution of Payments. Whenever any payment is received by the Administrative Agent from the Borrower for the account of the Lenders, or any of them, whether of principal or interest on the Note, commissions, fees, or otherwise, it will thereafter cause to be distributed on the same day if received before 12 p.m. New York time, or on the next day if received thereafter, like funds relating to such payment ratably to the Lenders according to their respective Commitments, in each case to be applied according to the terms of this Agreement.

16.4  Holder of Interest in Note. The Administrative Agent may treat each Lender as the holder of all of the interest of such Lender in the Note.

16.5  No Duty to Examine, Etc. The Administrative Agent shall not be under any duty to examine or pass upon the validity, effectiveness or genuineness of this Agreement, the Note or the Security Documents or any instrument, document or communication furnished pursuant to this Agreement or in connection therewith or in connection with any Note or Security Document, and the Administrative Agent shall be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

16.6  Administrative Agent as Lender. With respect to that portion of the Facility made available by it, the Administrative Agent shall have the same rights and powers hereunder as any other Lenders and may exercise the same as though it were not the Administrative Agent, and the term “Lender” or “Lenders” shall include the Administrative Agent in its capacity as a Lender. The Administrative Agent and its affiliates may accept deposits from, lend money to and generally engage in any kind of business with, the Borrower, as if it were not the Administrative Agent.

16.7  Acts of the Administrative Agent. The Administrative Agent shall have duties and reasonable discretion, and shall act as follows:

(a)  Obligations of Administrative Agent. The obligations of the Administrative Agent under this Agreement, under the Note, and under the Security Documents are only those expressly set forth herein and therein.

(b)  No Duty to Investigate. The Administrative Agent shall not at any time be under any duty to investigate whether an Event of Default, or an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default, has occurred or to investigate the performance of this Agreement or any of the Security Documents by the Borrower.

(c)  Administrative Agent's Discretion. The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it by, and with respect to taking or refraining from taking any action or actions which it may be able to take under or in respect of, this Agreement, the Note, and the Security Documents, unless the Administrative Agent shall have been instructed by the Majority Lenders to exercise such rights or to take or refrain from taking such action; provided, however, that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement or applicable law.

(d)  Instructions of Majority Lenders. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under this Agreement, under the Note or under any Security Document in accordance with the instructions of the Majority Lenders, and any action taken or failure to act pursuant to such instructions shall be binding on all of the Lenders.

16.8  Certain Amendments. Neither this Agreement, the Note nor any of the Security Documents nor any terms hereof or thereof may be amended unless such amendment is approved by the Borrower and the Majority Lenders, provided that no such amendment shall, without the written consent of each Lender affected thereby, (i) reduce the interest rate or extend the time of a scheduled payment of principal or interest or fees on the Facility, or reduce the principal amount of the Facility or any fees hereunder, (ii) increase or decrease the Commitment of any Lender or subject any Lender to any additional obligation (it being understood that a waiver of any Event of Default, other than a payment default, or any mandatory repayment of the Facility shall not constitute a change in the terms of any Commitment of any Lender), (iii) amend, modify or waive any provision of this Section 16.8, (iv) amend the definition of Majority Lenders or any other definition referred to in this Section 16.8, (v) consent to the assignment or transfer by the Borrower of any of their rights and obligations under this Agreement, or (vi) release the Borrower from any of its obligations under any Security Document except as expressly provided herein or in such Security Document; provided, further, that approval by all Lenders shall be required for any amendment or waivers with respect to Section 5 of this Agreement. All amendments approved by the Majority Lenders under this Section 16.8 must be in writing and signed by the Borrower, each of the Lenders comprising the Majority Lenders and, if applicable, each Lender affected thereby and any such amendment shall be binding on all the Lenders; provided, however, that any amendments or waivers with respect to Section 5 of this Agreement must be in writing and signed by the Borrower and all of the Lenders.

16.9  Assumption re: Events of Default. Except as otherwise provided in Section 16.15, the Administrative Agent shall be entitled to assume that no Event of Default, or event which with the giving of notice or lapse of time, or both, would constitute an Event of Default, has occurred and is continuing, unless the Administrative Agent has been notified by the Borrower of, such fact or has been notified by a Lender that such Lender considers that an Event of Default or such an event (specifying in detail the nature thereof) has occurred and is continuing. In the event that the Administrative Agent shall have been notified by the Borrower or any Lender in the manner set forth in the preceding sentence of any Event of Default or of an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default, the Administrative Agent shall notify the Lenders and shall take action and assert such rights under this Agreement, under the Note, and under Security Documents as the Majority Lenders shall request in writing.

16.10  Limitation of Liability. Neither the Administrative Agent nor any of the Lenders shall be under any liability or responsibility whatsoever:

(a)  To the Borrower or any other person or entity as a consequence of any failure or delay in performance by, or any breach by, any other Lender or any other

(b)  person of any of its or their obligations under this Agreement, the Note or under any Security Document;

(c)  To any Lender or Lenders, as a consequence of any failure or delay in performance by, or any breach by, the Borrower of any of its obligations under this Agreement, under the Note, or under the Security Documents; or

(d)  To any Lender or Lenders, for any statements, representations or warranties contained in this Agreement, the Note, in any Security Document or any Document or instrument delivered in connection with the transaction hereby contemplated; or for the validity, effectiveness, enforceability or sufficiency of this Agreement, the Note, or any Security Document or any document or instrument delivered in connection with the transactions hereby contemplated.

16.11  Indemnification of the Administrative Agent. The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower), pro rata according to the respective amounts of their Commitments, from and against, provided that they are a result of the Administrative Agent acting in such capacity and not as a Lender, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (including legal fees and expenses incurred in investigating claims and defending itself against such liabilities) which may be imposed on, incurred by or asserted against, the Administrative Agent in any way relating to or arising out of this Agreement, the Note, or any Security Document, any action taken or omitted by the Administrative Agent thereunder or the preparation, administration, amendment or enforcement of, or waiver of any provision of, this Agreement, the Note, or any Security Document, except that no Lenders shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence, bad faith or willful misconduct.

16.12  Consultation with Counsel. The Administrative Agent may consult with legal counsel reasonably selected by it and shall not be liable for any action taken, permitted or omitted by it in good faith in accordance with the advice or opinion of such counsel.

16.13  Resignation. The Administrative Agent may resign at any time by giving thirty (30) days' written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Lenders shall have the right to appoint a successor Administrative Agent reasonably acceptable to the Borrower. If no successor Administrative Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent's giving notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent which shall be a bank or trust company of recognized standing. The appointment of any successor Administrative Agent shall be subject to the prior written consent of the Borrower, such consent not be unreasonably withheld. After any retiring Administrative Agent's resignation as Administrative Agent hereunder, the provisions of this Section 16 shall continue in effect for its benefit with respect to any actions taken or omitted by it while acting as Administrative Agent.

16.14  Representations of Lender. Each Lender represents and warrants to the Borrower, each other Lender and the Administrative Agent that:

(a)  In making its decision to enter into this Agreement and to make its Commitment available hereunder, it has independently taken whatever steps it considers necessary to evaluate the financial condition and affairs of the Borrower, that it has made an independent credit judgment and that it has not relied upon any statement, representation or warranty by any other Lender or the Administrative Agent; and

(b)  So long as any portion of its Commitment remains outstanding, it will continue to make its own independent evaluation of the financial condition and affairs of the Borrower.

16.15  Notification of Event of Default. The Administrative Agent hereby undertakes to promptly notify the Lenders, and the Lenders hereby promptly undertake to notify the Administrative Agent and the other Lenders, of the existence of any Event of Default which shall have occurred and be continuing of which the Administrative Agent or any Lender has actual knowledge.

16.16  No Agency or Trusteeship if DnB NOR only Lender. If at any time DnB NOR is the only Lender, all references to the terms “Administrative Agent” and “Security Agent” shall be deemed to be references to DnB NOR as Lender and not as administrative agent or security agent.

17.	NOTICES AND DEMANDS.

17.1  Notices. All notices, requests, demands and other communications to any party hereunder shall be in writing (including prepaid overnight courier, facsimile transmission or similar writing) and shall be given to the Borrower at the address or facsimile number set forth below and to the Lenders, the Security Agent and the Administrative Agent at their address and facsimile number set forth in Schedule 1 or at such other address or facsimile numbers as such party may hereafter specify for the purpose by notice to each other party hereto. Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 17.1 and telephonic confirmation of receipt thereof is obtained or (ii) if given by mail, prepaid overnight courier or any other means, when received at the address specified in this Section or when delivery at such address is refused.

If to the Borrower:

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong F4 00000
Facsimile +852 254 01689
Attention: Kevin Kennedy, Chief Financial Officer

With a copy to:
Seaspan Ship Management Ltd.
Seaspan Corporation
c/o 2600-200 Granville Street

Vancouver, BC, Canada V6C 1S4

Facsimile No.: (604) 331-0925
Attention: Gerry Wang

18.	MISCELLANEOUS.

18.1  Time of Essence. Time is of the essence of this Agreement but no failure or delay on the part of any Lender to exercise any power or right under this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise by such Lender of any power or right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies provided herein are cumulative and are not exclusive of any remedies provided by law.

18.2  Unenforceable, etc., Provisions-Effect. In case any one or more of the provisions contained in this Agreement, the Note or in any Security Document would, if given effect, be invalid, illegal or unenforceable in any respect under any law applicable in any relevant jurisdiction, said provision shall not be enforceable against the Borrower, but the validity, legality and enforceability of the remaining provisions herein or therein contained shall not in any way be affected or impaired thereby.

18.3  References. References herein to Sections, Schedules and Exhibits are to be construed as references to sections of, exhibits to, and schedules to, this Agreement, unless the context otherwise requires.

18.4  Further Assurances. The Borrower agrees that if this Agreement, the Note or any of the Security Documents shall at any time be deemed by the Administrative Agent, the Security Agent or the Lenders for any reason insufficient in whole or in part to carry out the true intent and spirit hereof or thereof, it will execute or cause to be executed such other and further assurances and documents as in the reasonable opinion of the Administrative Agent, the Security Agent or the Majority Lenders may be required in order more effectively to accomplish the purposes of this Agreement, the Note or any of the Security Documents.

18.5  Inconsistency. If there is any inconsistency between the terms of this Agreement and any other Facility Document, the terms of this Agreement will govern.

18.6  Prior Agreements, Merger. Any and all prior understandings and agreements heretofore entered into between the Borrower on the one part, the Administrative Agent, the Security Agent or the Lenders, on the other part, whether written or oral, other than the Fee Letter, are superseded by and merged into this Agreement and the other agreements (the forms of which are exhibited hereto) to be executed and delivered in connection herewith to which the Borrower, the Administrative Agent, Security Agent and/or the Lenders are parties, which alone fully and completely express the agreements between the Borrower, the Administrative Agent, the Security Agent and the Lenders.

18.7  Entire Agreement; Amendments; Counterparts. This Agreement constitutes the entire agreement of the parties hereto, including all parties added hereto pursuant to an Assignment and Assumption Agreement. Subject to Section 16.8, any provision of this Agreement, the Note or any Security Document may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Borrower, the Administrative Agent, the Security Agent and the Majority Lenders. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute one and the same instrument.

18.8  Indemnification. The Borrower agrees to indemnify each Creditor and their respective successors and permitted assigns, and their respective officers, directors, employees, representatives and agents (each an “Indemnitee”) from, and hold each of them harmless against, any and all losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of counsel for such Indemnitee in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee shall be designated a party thereto) that may at any time (including, without limitation, at any time following the payment of the obligations of the Borrower hereunder) be imposed on, asserted against or incurred by, any Indemnitee as a result of, or arising out of or in any way related to or by reason of, (a) any violation by the Borrower (or any charterer or other operator of the Collateral Vessels) of any applicable Environmental Law, (b) any Environmental Claim arising out of the management, use, control, ownership or operation of property or assets by the Borrower (or any charterer or other operator of the Collateral Vessels, or, after foreclosure, by any Lender, the Administrative Agent or the Security Agent or any of their respective successors or assigns), (c) the breach of any representation, warranty or covenant set forth in Sections 2.1 (v) or 9.1(g), (d)  the Facility (including the use of the proceeds of the Facility and any claim made for any brokerage commission, fee or compensation from any Person), or (e) the execution, delivery, performance or non-performance of this Agreement, the Note, any Security Document, or any of the documents referred to herein or contemplated hereby (whether or not the Indemnitee is a party thereto), provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are a result of the gross negligence, bad faith or willful misconduct of such Indemnitee. If and to the extent that the obligations of the Borrower under this Section are unenforceable for any reason, the Borrower agrees to make the maximum contribution to the payment and satisfaction of such obligations which is permissible under applicable law. The obligations of the Borrower under this Section 18.8 shall survive the termination of this Agreement and the repayment to the Lenders of all amounts owing thereto under or in connection herewith.

18.9  Headings. In this Agreement, section headings are inserted for convenience of reference only and shall not be taken into account in the interpretation of this Agreement.

18.10  WAIVER OF IMMUNITY. TO THE EXTENT THAT THE BORROWER HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM SUIT, JURISDICTION OF ANY COURT OR ANY LEGAL PROCESS (WHETHER THROUGH ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION, EXECUTION OF A JUDGMENT, OR FROM ANY OTHER LEGAL PROCESS OR REMEDY) WITH RESPECT TO ITSELF OR ITS PROPERTY, THE BORROWER HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT, THE NOTE AND THE OTHER SECURITY DOCUMENTS.

18.11  USA Patriot Act Notice; OFAC and Bank Secrecy Act. The Administrative Agent hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56, signed into law October 26, 2001) (the “Act”), and the Administrative Agent’s policies and practices, the Administrative Agent and each of the Lenders is required to obtain, verify and record certain information and documentation that identifies the Borrower, which information includes the name and address of the Borrower and such other information that will allow the Administrative Agent and the Lenders to identify the Borrower in accordance with the Act. In addition, the Borrower shall (a) ensure that no Person who owns a controlling interest in or otherwise controls the Borrower or any subsidiary of any thereof is or shall be listed on the Specially Designated Nationals and Blocked Person List or other similar lists maintained by the Office of Foreign Assets Control (“OFAC”), the Department of the Treasury or included in any Executive Orders, (b) not use or permit the use of the proceeds of the Facility to violate any of the foreign asset control regulations of OFAC or any enabling statute or Executive Order relating thereto, and (c) comply, and cause any of its subsidiaries to comply, with all applicable Bank Secrecy Act laws and regulations, as amended.

IN WITNESS whereof the parties hereto have caused this Agreement to be executed by their respective duly authorized representatives on the day and year first above written.

SEASPAN CORPORATION, as Borrower

By:
Name:
Title:

DNB NOR BANK ASA, Sole Bookrunner, Mandated Lead Arranger, Administrative Agent and Security

By:	/s/
Name:
Title:

By:
Name:
Title

   The Lenders:

DnB NOR BANK ASA, as Lender

Date:	By:
Name:
Title:

Date:	By:
Name:
Title:

CREDIT SUISSE, as Mandated Lead Arranger and Lender

Date:	By:
Name:
Title:

Date:	By:
Name:
Title:

FORTIS CAPITAL CORP., as Mandated Lead Arranger and Lender

Date:	By:
Name:
Title:

Date:	By:
Name:
Title:

LANDESBANK HESSEN-THÜRINGEN, as Documentation Agent and Lender

Date:	By:
Name:
Title:

Date:	By:
Name:
Title:

BAYERISCHE HYPO- UND VEREINSBANK AG, as Lender

Date:	By:
Name:
Title:

Date:	By:
Name:
Title:

DEUTSCHE BANK AG IN HAMBURG as Lender

Date:	By:
Name:
Title:

Date:	By:
Name:
Title:

CRÉDIT INDUSTRIEL ET COMMERCIAL, as Lender

Date:	By:
Name:
Title:

Date:	By:
Name:
Title:

DEUTSCHE SCHIFFSBANK AG, as Lender

Date:	By:
Name:
Title:

Date:	By:
Name:
Title:

Schedule 1 The Lenders and Initial Commitments
Lenders	Commitment
DnB NOR BANK ASA New York Branch 200 Park Avenue, 31st Floor New York, New York 10166 Attn: Jack Sun/Erlend Bryn Facsimile No.: +1-212-681-3900	$65,000,000
CREDIT SUISSE St. Alban-Graben 1-3 P.O. Box CH-2002 Basel Switzerland Attn: John Haefelfinger/Nadja Gautschi Facsimile No.: +41-61-266-7939	$50,000,000
FORTIS CAPITAL CORP. 520 Madison Avenue, 3rd Floor New York, New York 10022 Attn: Carl Rasmussen Facsimile No.: 212-340-5370	$50,000,000
LANDESBANK HESSEN-THÜRINGEN New York Branch 420 Fifth Avenue 24th Floor New York, New York 10018-2729 Attn: Gerhard Winklmeier Facsimile No.: +1-212-703-5256	$50,000,000
BAYERISCHE HYPO- UND VEREINSBANK AG Alter Wall 22 20457 Hamburg Germany Attn: Silvana Nicolini Facsimile No.: +49 40 3692 3696	$35,000,000
DEUTSCHE BANK AG IN HAMBURG Ludwig-Erhard-Strasse 1 D-20459 Hamburg Germany Attn: Eva Neugebauer Facsimile No.: +49-40-3701-4649	$35,000,000
CRÉDIT INDUSTRIEL ET COMMERCIAL 520 Madison Avenue, 37th Floor New York, NY 10022 Attn: Alex Aupoix Facsimile No.: +1-212-715-4535	$30,000,000
DEUTSCHE SCHIFFSBANK AG Domshof 17 28195 Bremen Germany Attn: Malte Schulte-Trux/Yves Kallina Facsimile No.: +49 421 3609 329	$50,000,000

Schedule 2

Commitment Reduction Schedule

Schedule 3

Approved Shipbrokers

Clarkson's
Fearnleys
Platou
Braemar
Bassoe
Simpson, Spence & Young
Howe Robinson
BRS Alphaliner

Schedule 4

Estimated Addback Relating to Delivered Vessels* Depreciation

Date	Amount of Add Back (US$)
9/30/05	207,588,000
12/31/05	205,843,000

3/31/06	204,099,000
6/30/06	202,354,000
9/30/06	200,610,000
12/31/06	198,866,000

3/31/07	197,121,000
6/30/07	195,377,000
9/30/07	193,632,000
12/31/07	191,888,000

3/31/08	190,143,000
6/30/08	188,399,000
9/30/08	186,655,000
12/31/08	184,910,000

3/31/09	183,166,000
6/30/09	181,42,000 1
9/30/09	179,677,000
12/31/09	177,932,000

3/31/10	176,188,000
6/30/10	174,443,000
9/30/10	172,699,000
12/31/10	170,955,000

3/31/11	169,210,000
6/30/11	167,466,000
9/30/11	165,721,000
12/31/11	163,977,000

3/30/12	162,232,000
6/29/12	160,488,000
9/29/12	158,744,000
12/30/12	156,999,000

3/31/2013	155,255,000
6/30/2013	153,510,000
9/30/2013	151,766,000
12/31/2013	150,021,000

*

The certain delivered vessels referred to in the definitions of Tangible Net Worth and Total Assets are the following vessels:

SK 00382 0126 660075

CSCL Hamburg

CSCL Chiwan

CSCL Ningbo

CSCL Dalian

CSCL Felixstowe

CSCL Oceania

CSCL Africa

CSCL Vancouver

CSCL Sydney

CSCL New York

SK 00382 0126 660075